     As filed with the Securities and Exchange Commission on June 12, 1998

                                                     Registration No.
================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                          MERCANTILE BANK CORPORATION
                 (Name of small business issuer in its charter)

           Michigan                           6712                          38-3360865
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)          Identification No.)

                           216 North Division Avenue
                          Grand Rapids, Michigan 49503
                                 (616) 242-9000
          (Address and telephone number of principal executive offices offices and principal place of business or intended place of business)

                        GERALD R. JOHNSON, JR., CHAIRMAN
                          Mercantile Bank Corporation
                           216 North Division Avenue
                          Grand Rapids, Michigan 49503
                                 (616) 242-9000
           (Name, address, and telephone number of agent for service)

                                   COPIES TO:

              JEROME M. SCHWARTZ                                 DONALD J. KUNZ
             Dickinson Wright PLLC                      Honigman Miller Schwartz and Cohn
        500 Woodward Avenue, Suite 4000                   2290 First National Building
         Detroit, Michigan 48226-3425                     Detroit, Michigan 48226-3583

     Approximate date of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                          AMOUNT              PROPOSED             PROPOSED
     TITLE OF EACH CLASS OF               TO BE           MAXIMUM OFFERING    MAXIMUM AGGREGATE        AMOUNT OF
   SECURITIES TO BE REGISTERED        REGISTERED(1)      PRICE PER UNIT(2)    OFFERING PRICE(2)     REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock.....................    1,150,000 shares          $16.25            $18,687,500             $5,663
======================================================================================================================

(1) Includes 150,000 shares of Common Stock which may be purchased by the Underwriter to cover over-allotments.
(2) Estimated solely for the purpose of calculating the registration fee, based on the average of the bid and asked price of the Common Stock as of June 9, 1998, as reported on the OTC Bulletin Board, pursuant to Rule 457(c).

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A) OF THE SECURITIES ACT OF 1933, MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS
                   SUBJECT TO COMPLETION, DATED JUNE 12, 1998

                                1,000,000 SHARES

                                MERCANTILE LOGO

                                  COMMON STOCK
                               ------------------

     Mercantile Bank Corporation, a Michigan corporation (the "Company"), is offering for sale 1,000,000 shares of its Common Stock (the "Common Stock"). The Company is a bank holding company which owns all of the common stock of Mercantile Bank of West Michigan, a Michigan banking corporation located in Grand Rapids, Michigan (the "Bank"). The Common Stock of the Company is
presently quoted on the OTC Bulletin Board under the symbol "MBWM." On June   ,
1998, the last reported sales price for the Common Stock was $          . Roney
Capital Markets, a division of First Chicago Capital Markets, Inc. (the "Underwriter"), has advised the Company that it anticipates continuing its market making activities in the Common Stock, although there can be no assurance that an active trading market will develop.
                               ------------------
  THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A SIGNIFICANT AMOUNT OF
    RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR CERTAIN CONSIDERATIONS
            RELEVANT TO AN INVESTMENT IN THE COMPANY'S COMMON STOCK.

 THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND THEY ARE NOT
  INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT
                                    AGENCY.

                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------
                                               PRICE TO              UNDERWRITING            PROCEEDS TO
                                              PUBLIC(1)            DISCOUNTS(1)(2)          COMPANY(1)(3)
==============================================================================================================
Per Share..............................           $                       $                       $
--------------------------------------------------------------------------------------------------------------
Total(1)...............................           $                       $                       $
==============================================================================================================

(1) The Company has granted the Underwriter a 30-day option to purchase up to 150,000 additional shares of its Common Stock solely to cover over-allotments, if any. If the Underwriter exercises such option in full, the Price to Public, Underwriting Discounts and Proceeds to Company will be
    approximately $         , $         and $         , respectively. See
    "Underwriting."

(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(3) Before deducting estimated offering expenses payable by the Company of $200,000.
                               ------------------

     The shares of Common Stock are offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to the right of the Underwriter to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made through the facilities of The Depository Trust Company
in New York, New York on or about        , 1998, against payment in immediately
available funds.
                               ------------------

                              [RONEY CAPITAL LOGO]
            THE DATE OF THIS PROSPECTUS IS                  , 1998.

                                    [MAP]

                          -------------------------

                          FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements and information relating to the Company as well as assumptions made by the Company based on information currently available to the Company. When used in this Prospectus, words such as "believe," "anticipate," "intend," "goal," "expect" and similar expressions may identify forward-looking statements. The Company cautions prospective purchasers of the Common Stock that such statements are not guarantees of future events. Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions, including, but not limited to, those set forth under "Risk Factors." Should one or more of these risks or uncertainties materialize, or should underlying assumption prove incorrect, actual results may vary materially and adversely from those described in this Prospectus as anticipated, believed, estimated, expected or intended. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.
                           -------------------------

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context clearly suggests otherwise, references in this Prospectus to the Company include the Bank. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriter's over-allotment option.

                                  THE COMPANY

     Mercantile Bank Corporation (the "Company"), a Michigan corporation, is a bank holding company owning all of the common stock of Mercantile Bank of West Michigan (the "Bank"), a Michigan banking corporation The Bank commenced business on December 15, 1997. The Bank is headquartered in Grand Rapids, Michigan and conducts business primarily in the Kent and Ottawa County areas of West Michigan.

     The Bank has a strong commitment to community banking and offers a wide range of financial products and services, primarily for small- to medium-sized businesses, as well as individuals. The Bank's lending strategy focuses on commercial lending, and, to a lesser extent, residential and consumer lending. The Bank offers a broad array of deposit products, including checking, savings, and money market accounts, business checking, direct deposits and certificates of deposit.

     The Company has grown significantly since the Bank opened in December 1997. At March 31, 1998, the Company had total assets of $93.1 million, total loans of $76.1 million, total deposits of $75.4 million, no non-performing assets, and a ratio of allowance for loan losses to total loans of 1.57%. For the quarter ended March 31, 1998, the Company reported a net loss of $1.1 million, or $.76 per share, basic and diluted. These results include a provision for loan losses of $998,000, which brings the allowance for loan losses to 1.57% of total loans as of March 31, 1998. Management has established the allowance for loan losses based on past industry loan loss experience, known and inherent risks in similar portfolios, and economic conditions. At March 31, 1998, the Bank exceeded all applicable regulatory capital requirements.

MARKET AREA

     The Bank's primary service area is the Kent and Ottawa County areas of West Michigan, which includes the City of Grand Rapids, the second largest city in the State of Michigan. Kent County has a diverse economy based primarily on manufacturing, retail and service businesses. According to available statistical data, Kent County has approximately 14,000 business establishments, an unemployment rate of approximately 3%, and a median household income that is estimated to have grown approximately 40% from 1990 to 1996.

     Kent County is a significant banking market in the State of Michigan. According to available industry data, as of June, 30, 1997, total deposits in Kent County, including those of banks, thrifts and credit unions, were approximately $7.5 billion.

     The Bank's main office is located in downtown Grand Rapids, and serves as the Company's corporate headquarters. The Company's address is 216 North Division Avenue, Grand Rapids, Michigan 49503. The Company's telephone number is
(616) 242-9000.

MANAGEMENT AND BOARD OF DIRECTORS

     The Company has assembled a management team and a Board of Directors that have many years of combined experience in the Bank's market area and a shared vision and commitment to the future growth and success of the Bank.

     Gerald R. Johnson, Jr., Chairman and Chief Executive Officer of the Company and the Bank, has over 27 years experience in the financial services industry, including 24 years of banking experience. Mr. Johnson was appointed President and Chief Executive Officer of FMB-First Michigan Bank-Grand Rapids ("FMB-Grand Rapids") in 1986, and served as Chairman, President and Chief Executive Officer from 1988 to May 1997, when he resigned to organize the Company. FMB-Grand Rapids was a subsidiary of First Michigan Bank Corporation ("FMB"), a bank holding company headquartered in Zeeland, Michigan with total assets of approximately $3.6 billion when it was acquired by Huntington Bancshares, Inc. in October 1997. In the Grand Rapids market, prior to joining FMB-Grand Rapids, Mr. Johnson was employed in various lending capacities by Union Bank (now part of First Chicago NBD Corp.), Pacesetter Bank-Grand Rapids (now part of Old Kent Financial Corp.), and Manufacturers Bank (now part of Comerica Inc.).

     Michael H. Price, President and Chief Operating Officer of the Company and the Bank, has over 17 years of banking experience, most of which was with FMB and its subsidiary FMB-Grand Rapids. Mr. Price has spent the majority of his banking career in commercial lending. He held the offices of Senior Lending Officer, Senior Vice President, and then President of FMB-Grand Rapids before joining the Bank in the fall of 1997.

     Mark S. Augustyn, Senior Vice President and Commercial Loan Officer of the Bank, joined the Bank in December 1997, and has over seven years of commercial lending experience with FMB-Grand Rapids.

     Harold L. Drenten, Senior Vice President and Business Development Officer of the Bank, joined the Bank in January 1998, and has over 28 years of commercial banking experience, in various capacities, but primarily in the business development area, with FMB-Grand Rapids.

     Mark R. Hoffhines, Senior Vice President and Commercial Loan Officer of the Bank, joined the Bank in January 1998, and has over 17 years of banking experience, primarily in the Commercial Lending area, most recently with FMB-Grand Rapids.

     Robert B. Kaminski, Senior Vice President and Secretary of the Company and the Bank, is responsible for credit and operations of the Bank. Mr. Kaminski worked for FMB-Grand Rapids from 1984 to 1996 in various credit and loan review positions and worked for FMB as chief credit manager for three subsidiary banks from 1996 until June 1997, when he left FMB to assist in organizing the Company.

     Gordon L. Oosting, Senior Vice President and Commercial Loan Officer of the Bank, joined the Bank in December 1997, and has over 16 years of commercial lending and related experience with NBD Bank and FMB-Grand Rapids.

     Charles E. Christmas, Vice President of Finance, Treasurer and Compliance Officer of the Company and the Bank, joined the Company in April 1998, and has over ten years of experience working with financial institutions as a bank examiner with the Federal Deposit Insurance Corporation ("FDIC").

     Deborah A. Parrent, Vice President and Branch Administrator of the Bank, joined the Bank in September 1997, and has over 16 years of banking experience, primarily in branch management positions, with Great Lakes BanCorp and FMB-Grand Rapids.

     The Board of Directors is comprised of individuals with a broad background in business, real estate, education and law. In addition to Messrs. Johnson and Price, current directors include Betty Burton (business), Peter Cordes (business), John Gill (business), David Hecht (law), Susan Jones (marketing and advertising), Lawrence Larsen (business), Calvin Murdock (business), Dale Visser (real estate), Don Williams, Jr. (education) and Robert Wynalda (business). Messrs. Larsen and Visser, and Ms. Burton are former directors of FMB-Grand Rapids.

     Messrs. Johnson and Price, the other members of the Board of Directors and the officers of the Bank represent a significant asset to the Company. These individuals have many years of personal experience in the Bank's primary market and, in some cases, have worked together successfully at another financial institution. The directors and officers assembled by the Company represent a wide range of business, banking and investment knowledge and experience. The Company believes that these individuals and their relationships in the Kent and Ottawa County areas of West Michigan offer the Bank a substantial opportunity to attract new relationships.

BUSINESS STRATEGY

     Recruit and Retain Highly Qualified Personnel. Management's strategy focuses on investing in experienced community banking personnel and empowering these employees to make decisions and to resolve customer problems as a means of providing outstanding customer service. The Bank's compensation structure is intended to reward its employees for generating quality loans and maximizing long-standing customer relationships. The Bank has hired 27 people, most of whom have prior banking experience, and many of whom have previously worked together. The Bank's officers have an average of 17 years in the banking industry.

     Emphasize Community Banking. The Bank strives to maintain a strong commitment to community banking. Management encourages and expects all employees to participate actively in local philanthropic activities and to build relationships in the community. Through the development of such relationships, the Bank's goal is to attract small- to medium-sized business owners and employees as customers who wish to conduct business with a local community bank that demonstrates an active and knowledgeable interest in their business and personal affairs. Management believes that the Bank is better able than its larger competitors to deliver more timely decisions, provide customized financial products and services and offer customers the personal attention of senior banking officers.

     Emphasize Commercial Lending in the Company's Primary Market. The Company's lending philosophy concentrates on commercial lending which represented 96.3% of the Bank's loan portfolio as of March 31, 1998. The emphasis on commercial lending results in higher average loan balances compared to residential or consumer loans, which allows the Bank to generate a greater volume of loans with fewer people thereby improving its efficiency. Also, the Bank's commercial loan customers contribute to core deposit growth through demand deposit relationships, which totaled $10.6 million as of March 31, 1998, and provide the Bank with a cost-effective source of liquidity. This emphasis on commercial lending is intended to capitalize on the significant experience of the Bank's lending officers.

     Evaluate Acquisition Opportunities. Management intends to evaluate merger and acquisition opportunities which may arise in West Michigan to enhance the Company's position or expand its markets. The Company has initiated no bank or branch acquisitions to date. The Company presently has no agreements, commitments, understandings or arrangements to acquire any other banks or branches and there is no assurance that the Company will be successful in taking advantage of any such opportunities.

                                  THE OFFERING

Securities Offered by the
Company.......................   1,000,000 shares of Common Stock. In addition,
                                 the Company has granted the Underwriter an option to purchase up to an additional 150,000 shares to cover over-allotments. See
                                 "Description of Capital Stock."

Common Stock Outstanding
Before the Offering(1)........   1,495,000 shares.

Common Stock Outstanding After
the Offering(1)...............   2,495,000 shares (2,645,000 shares if the
                                 over-allotment option is exercised in full).

Use of Proceeds by the
Company.......................   Substantially all of the net proceeds received
                                 by the Company from the shares it is selling in the offering will be contributed to the Bank.
                                 It is expected that the Bank will use the funds to support growth in assets, fund investments in loans and securities, and for general corporate purposes. See "Use of Proceeds."

NASD OTC Bulletin Board
Symbol........................   "MBWM."
-------------------------
(1) Excludes 130,000 shares reserved for issuance pursuant to options granted or that may be granted pursuant to the Company's 1997 Employee Stock Option Plan.

                       SUMMARY OF SELECTED FINANCIAL DATA

     The following selected consolidated financial and other data are derived from the Company's financial statements and should be read with the Consolidated Financial Statements and Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Consolidated Balance Sheets as of December 31, 1997 and March 31, 1998 (Unaudited), and the Consolidated Statements of Income for the period from July 15, 1997 (date of inception) to December 31, 1997, and for the quarter ended March 31, 1998 (Unaudited), are included elsewhere in this Prospectus.

                                                                       AT OR FOR THE
                                                              -------------------------------
                                                              QUARTER ENDED   PERIOD THROUGH
                                                                MARCH 31,      DECEMBER 31,
                                                                  1998            1997(1)
                                                              -------------   ---------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                  (UNAUDITED)
FINANCIAL CONDITION
Total assets................................................   $   93,075       $   24,109
Loans.......................................................       76,141           12,887
Deposits....................................................       75,384            9,688
Securities sold under agreements to repurchase..............        5,088              655
Shareholders' equity........................................       12,334           13,473
SHARE INFORMATION
Net (loss) per common share -- basic and diluted............   $     (.76)      $     (.27)
Book value per common share.................................   $     8.25       $     9.01
Average shares outstanding..................................    1,495,000        1,495,000
Shares outstanding at end of period.........................    1,495,000        1,495,000
OPERATIONS
Interest income.............................................   $    1,179       $      154
Interest expense............................................          579               14
                                                               ----------       ----------
Net interest income.........................................          600              140
Provision for loan losses(2)................................          999              193
                                                               ----------       ----------
Net interest loss after provision for loan losses...........         (399)             (53)
Total noninterest income....................................           14               --
Total noninterest expense...................................          756              351
                                                               ----------       ----------
Loss before federal income tax..............................       (1,142)            (404)
Federal income tax expense..................................
                                                               ----------       ----------
Net loss....................................................   $   (1,142)      $     (404)
                                                               ==========       ==========

-------------------------
(1) Bank operation began on December 15, 1997.

(2) Management has established the allowance for loan losses based on past industry loan loss experience, known and inherent risks in similar portfolios, and economic conditions.

OTHER DATA

     Ratio information such as return on average assets and equity is not presented as the growth of the Company during the periods presented results in the calculated averages not being meaningful, and would distort ratios when income and expense items are annualized. The allowance for loan losses has been maintained at a level of 1.57% at March 31, 1998 and 1.50% at December 31, 1997. The Company had one office location at March 31, 1998 and December 31, 1997.

                                  RISK FACTORS

     The Common Stock offered by this Prospectus involves significant risks. The following constitute some of the potential risks of an investment in the Common Stock and should be carefully considered by prospective investors prior to purchasing shares of Common Stock. The order of the following is not intended to be indicative of the relative importance of any described risk nor is the following intended to be inclusive of all risks of investment in the Common Stock.

LENDING RISKS

     The risk of nonpayment of loans is inherent in commercial banking, and such nonpayment, if it occurs, would likely have a material adverse effect on the Company's earnings and overall financial condition as well as the value of the Common Stock. Management attempts to minimize the Bank's credit exposure by carefully monitoring the concentration of its loans within specific industries and through prudent loan application and approval procedures, but there can be no assurance that such monitoring and procedures will reduce such lending risks. The Board of Directors has instituted individual lending authorizations that delegate to Bank officers significant lending authority, currently as high as $1.5 million. In addition, the Bank has a significant number of loans that reach the Bank's in-house lending limit. Non-performance of such loans may result in credit losses that have a material adverse effect on the Bank, and could cause insolvency and failure of the Bank; in such event, the Company's shareholders could lose their entire investment.

IMPACT OF INTEREST RATES AND ECONOMIC CONDITIONS

     The results of operations for financial institutions, including the Bank, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate market values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. The Bank's profitability is in part a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. In the early 1990s, many banking organizations experienced historically high interest rate spreads. More recently, interest rate spreads have generally narrowed due to changing market conditions and competitive pricing pressure, and there can be no assurance that such factors will not continue to exert such pressure. Although economic conditions in the Bank's market area have been generally favorable, there can be no assurance that such conditions will continue to prevail. Substantially all the Bank's loans are to businesses and individuals in the West Michigan area and any decline in the economy of this area could have an adverse impact on the Bank. Like most banking institutions, the Bank's net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and the Bank's ability to respond to changes in such rates. At any given time, the Bank's assets and liabilities will be such that they are affected differently by a given change in interest rates. As a result, an increase or decrease in rates could have a material adverse effect on the Bank's net income, capital and liquidity. While management takes measures to guard against interest rate risk, there can be no assurance that such measures will be effective in minimizing the exposure to such risk.

LACK OF OPERATING HISTORY AND START-UP LOSSES

     The Bank commenced business on December 15, 1997 and accordingly has a very limited operating history. The business of the Company and the Bank is subject to the risks inherent in operating a new business. As a result of the Company's and the Bank's substantial start-up expenses and funding of the allowance for loan losses, the Company and the Bank have to date operated at a loss. As a result of year-to-date losses, the Company does not expect to be profitable for its first full year of operations. While the Company expects to achieve profitability during its second full year of operations, there can be no assurance if and when the Company will attain profitability.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the continued service of Mr. Johnson, Chairman of the Board and Chief Executive Officer of the Company and the Bank, Mr. Price, President and Chief Operating Officer of the Company and the Bank, and other members of management who have relationships with customers of the Bank. The loss of any of these officers could have an adverse affect on the Company's growth and performance. The Company and the Bank do not have employment agreements with, or key man life insurance on the lives of, any of their officers.

DISCRETION IN USE OF PROCEEDS

     The purpose of the offering is to provide funds that the Company can contribute to the Bank to support asset growth, fund investments in loans and securities, and for general corporate purposes. Management, however, will retain discretion in employing the proceeds of the offering. See "Use of Proceeds."

GOVERNMENT REGULATION AND MONETARY POLICY

     The Company and the Bank are subject to extensive state and federal government supervision and regulation. Existing state and federal banking laws subject the Bank to substantial limitations with respect to loans, purchase of securities, payment of dividends and many other aspects of its banking business. There can be no assurance that future legislation or government policy will not adversely affect the banking industry or the operations of the Bank. Federal economic and monetary policy may affect the Bank's ability to attract deposits, make loans and achieve satisfactory interest spreads. See "Supervision and Regulation."

COMPETITION

     The Company and the Bank face strong competition for deposits, loans and other financial services from numerous banks, savings banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services, including consumer finance companies, securities brokerage firms, mortgage brokers, insurance companies, mutual funds, and other lending sources and investment alternatives. Some of the financial institutions and financial services organizations with which the Bank competes are not subject to the same degree of regulation as the Bank. Many of the financial institutions and financial services organizations aggressively compete for business in the Bank's market area. Most of these competitors have been in business for many years, have customer bases, deposits and lending limits that are substantially larger than those of the Bank, and are able to offer certain services that the Bank does not currently provide, including branch networks, trust services and international banking services. In addition, most of these entities have greater capital resources than the Bank, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than could the Bank. See "Business -- Competition." Additionally, recently effective legislation regarding interstate branching and banking may increase competition in the future from out-of-state banks.

NO ANTICIPATED DIVIDENDS

     The Company has not paid dividends on its Common Stock and it is anticipated that no dividends will be paid on the Common Stock for the foreseeable future. The Company is largely dependent upon dividends paid by the Bank for funds to pay dividends on the Common Stock, if and when such dividends are declared. No assurance can be given that future earnings of the Bank, and resulting dividends to the Company, will be sufficient to permit the legal payment of dividends to Company shareholders at any time in the future. Even if the Company may legally declare dividends, the amount and timing of such dividends will be at the discretion of the Company's Board of Directors. The Board may in its sole discretion decide not to declare dividends. These shares should not be purchased by persons who need or desire dividend income from this investment. For a more detailed discussion of other regulatory limitations on the payment of cash dividends by the Company, see "Dividend Policy" and "Supervision and Regulation."

ANTI-TAKEOVER PROVISIONS

     Chapters 7A and 7B of the Michigan Business Corporation Act ("MBCA") provide certain supermajority vote and other requirements for certain business combinations with interested shareholders and limit voting rights of certain acquirers of control shares. Federal law requires the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") prior to acquisition of "control" of a bank holding company. The Company's Articles of Incorporation (i) provide for a Board of Directors that is divided into three classes of directors, (ii) provide for removal of directors only for cause,
(iii) provide specific advance notice procedures for shareholders who wish to nominate directors, (iv) prohibit shareholder action by written consent without a meeting, and (v) require the affirmative vote of holders of at least 66 2/3 of the voting stock of the Company to change any of such provisions of the Articles of Incorporation. These provisions may have the effect of delaying or preventing a change in control of the Company without action by the shareholders. As a result, these provisions could adversely affect the price of the Common Stock by, among other things, preventing a shareholder of the Company's Common Stock from realizing a premium which might be paid as a result of a change in control of the Company. See "Description of Capital Stock."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation and Bylaws provide for the indemnification of its officers and directors and insulate its directors from liability for certain breaches of the duty of care. It is possible that the indemnification obligations imposed under these provisions could result in a charge against the Company's earnings and thereby affect the availability of funds for payment of dividends to the Company's shareholders. See "Description of Capital Stock -- Indemnification of Directors and Officers."

LIMITED TRADING MARKET EXPECTED

     The Underwriter has advised the Company that it intends to use reasonable efforts to continue quotations of the Common Stock on the OTC Bulletin Board and to act as a market maker in the Common Stock, subject to applicable laws and regulatory requirements, although it is not obligated to do so. Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development and maintenance of a public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is not within the control of the Company or any market maker. Market makers on the OTC Bulletin Board are not required to maintain a continuous two sided market, are required to honor firm quotations for only a limited number of shares, and are free to withdraw firm quotations at any time. Even with a market maker, factors such as the limited number of the shares outstanding and the absence of a reasonable expectation of dividends within the near future mean that there can be no assurance of an active and liquid market for the Common Stock developing in the foreseeable future. Even if a market develops, there can be no assurance that a market will continue, or that shareholders will be able to sell their shares at or above the price at which these shares are being offered to the public. Purchasers of Common Stock should carefully consider the limited liquidity of their investment in the shares being offered by this Prospectus.

DILUTION

     In the period following the offering, the offering may have a near-term dilutive effect on earnings per share and return on equity, because the proceeds of the offering may be invested by the Bank in short-term investments at comparatively low interest rates. The Company's long-term strategy is to use the additional equity raised through the offering as a base to support asset growth which is expected to enhance per share earnings and return on equity. However, there is no assurance that the Company will be able to achieve such growth.

YEAR 2000 PROBLEM

     The Company is in the process of assessing the impact of the arrival of the year 2000 on its computerized information systems and other electronic equipment. The "year 2000 problem" is the result of abbreviating an applicable year with two digits rather than four. As a result, computer programs and other devices may interpret a date field of "00" as 1900 rather than 2000. Such a miscalculation could lead to system malfunction or complete failure. The Company's main data processing vendor has represented to the Company that it will be year 2000 compliant by year 2000, and has provided updates on its progress to the Company. In addition, the Company has begun an internal evaluation of equipment and vendor supplied products. While this effort will involve additional costs, the amount is not expected to have a material adverse impact on the Company's financial position, results of operations, or cash flow in future periods. However, if the Company (or its customers or vendors) are unable to remedy the year 2000 problems in a timely manner, there could be a material adverse effect on the Company's business.

NEED FOR TECHNOLOGICAL CHANGE

     The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in the Bank's operations. Many of the Bank's competitors have substantially greater resources to invest in technological improvements. Such technology may permit competitors to perform certain functions at a lower cost than the Bank. There can be no assurance that the Bank will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock
offered by this Prospectus are estimated to be $          ($          if the
Underwriter's over-allotment option is exercised in full), after deduction of the underwriting discounts, but before deducting estimated offering expenses of $200,000.

     The Company expects to contribute substantially all of the net proceeds of the offering to the Bank. It is anticipated that the net proceeds received by the Bank will be used to support asset growth, fund investments in loans and securities, and for general corporate purposes.

     The sources and uses of the proceeds from the offering are set forth below:

                                                                 AMOUNT     PERCENTAGE
                   (DOLLARS IN THOUSANDS)                       --------    ----------
Sources:
  Sale of 1,000,000 shares of Common Stock..................    $              100%
Uses:
  Capital contribution to the Bank(1).......................    $                 %
  Underwriter's discounts...................................    $                 %
  Offering expenses.........................................    $                 %
                                                                --------       ---
       Total uses...........................................    $              100%
                                                                ========       ===

-------------------------
(1) It is anticipated that the net proceeds received by the Bank will be used to support asset growth, fund investments in loans and securities, and for general corporate purposes.

                                DIVIDEND POLICY

     The Company expects that Company and Bank earnings, if any, will be retained to finance the growth of the Company and the Bank and that no dividends will be paid for the foreseeable future. After the Bank achieves profitability, recovers its operating deficit, and funds an adequate reserve for loan and lease losses, the Company may consider payment of dividends. The declaration of dividends is at the discretion of the Board of Directors, and there is no assurance that cash dividends will be declared at any time. If and when dividends are declared, the Company will be largely dependent upon dividends paid by the Bank for funds to pay dividends on the Common Stock.

     Under Michigan law, the Bank will be restricted as to the maximum amount of cash dividends it may pay on its Common Stock. A Michigan state bank may not declare cash dividends except out of net profits then on hand after deducting its losses and bad debts and then only if the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend. If the surplus of a Michigan state bank is at any time less than the amount of its capital, before the declaration of a cash dividend or dividend in kind, it must transfer to surplus not less than 10% of its net profits for the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends). The ability of the Company and the Bank to pay cash dividends is also affected by various federal and state regulatory requirements and policies, such as the requirement to maintain adequate capital above regulatory guidelines. See "Supervision and Regulation." Such requirements and policies may limit the Company's ability to obtain dividends from the Bank for its cash needs, including funds for payment of dividends by the Company and the payment of operating expenses.

                    MARKET FOR COMMON STOCK AND PRICE RANGE

     The Common Stock of the Company is quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") under the ticker symbol "MBWM." At May 20, 1998, there were approximately 65 record holders of the Company's Common Stock. The Company has paid no dividends since its formation in 1997.

     The following table shows the high and low bid prices by quarter during the period from the date of the Company's initial public stock offering (October 23, 1997) through June 2, 1998. The quotations reflect bid prices as reported by the NASD, and do not include retail mark-up, mark-down or dealer commission.

                                   BID PRICES

                                                                 HIGH     LOW
                                                                ------   ------
CALENDAR YEAR 1998
First Quarter...............................................    $18.50   $10.25
Second Quarter (through June 2, 1998).......................    $19      $16
CALENDAR YEAR 1997
Fourth Quarter (October 23, 1997 through December 31,
  1998).....................................................    $11.75   $ 9.75

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998 on an actual unaudited basis, and as adjusted for the sale of the 1,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds. See "Use of Proceeds."

                                                                     AT MARCH 31, 1998
                                                                ----------------------------
                                                                HISTORICAL       AS ADJUSTED
       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)            ----------       -----------
Short-term debt.............................................     $ 5,088           $ 5,088
Shareholders' equity:
  Preferred stock, no par value, 1,000,000 shares
     authorized, none issued................................          --                --
  Common Stock, no par value, 9,000,000 shares authorized,
     1,495,000 shares issued and outstanding; 2,495,000
     shares issued and outstanding as
     adjusted(1)............................................      13,881                  (2)
Retained earnings (deficit).................................      (1,546)           (1,546)
Net unrealized loss on securities available for sale........          (1)               (1)
Total shareholders' equity..................................      12,334
                                                                 -------           -------
Total capitalization........................................     $17,422           $
                                                                 =======           =======

-------------------------
(1) Excludes 130,000 shares reserved for issuance pursuant to options granted or that may be granted pursuant to the Company's 1997 Employee Stock Option Plan.

(2) Net of underwriting discounts and $200,000 of offering expenses expected to be paid by the Company.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial and other data are derived from the Company's financial statements and should be read with the Consolidated Financial Statements and Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Consolidated Balance Sheets as of December 31, 1997 and March 31, 1998 (Unaudited), and the Consolidated Statements of Income for the period from July 15, 1997 (date of inception) to December 31, 1997, and for the quarter ended March 31, 1998 (Unaudited), are included elsewhere in this Prospectus.

                                                                         AT OR FOR THE
                                                                -------------------------------
                                                                QUARTER ENDED    PERIOD THROUGH
                                                                  MARCH 31,       DECEMBER 31,
                                                                    1998            1997(1)
                                                                -------------    --------------
       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)             (UNAUDITED)
FINANCIAL CONDITION
Total assets................................................        $93,075          $24,109
Loans.......................................................         76,141           12,887
Deposits....................................................         75,384            9,688
Securities sold under agreements to repurchase..............          5,088              655
Shareholders' equity........................................         12,334           13,473
SHARE INFORMATION
Net (loss) per common share -- basic and diluted............          $(.76)         $  (.27)
Book value per common share.................................          $8.25          $  9.01
Average shares outstanding..................................      1,495,000        1,495,000
Shares outstanding at end of period.........................      1,495,000        1,495,000
OPERATIONS
Interest income.............................................        $ 1,179          $   154
Interest expense............................................            579               14
                                                                  ---------        ---------
Net interest income.........................................            600              140
Provision for loan losses(2)................................            999              193
                                                                  ---------        ---------
Net interest loss after provision for loan losses...........           (399)             (53)
Total noninterest income....................................             14               --
Total noninterest expense...................................            756              351
                                                                  ---------        ---------
Loss before federal income tax..............................         (1,142)            (404)
Federal income tax expense..................................             --               --
                                                                  ---------        ---------
Net loss....................................................        $(1,142)         $  (404)
                                                                  =========        =========

-------------------------
(1) Bank operation began on December 15, 1997.

(2) Management has established the allowance for loan losses based on past industry loan loss experience, known and inherent risks in similar portfolios, and economic conditions.

OTHER DATA

     Ratio information such as return on average assets and equity is not presented as the growth of the Company during the periods presented results in the calculated averages not being meaningful, and would distort ratios when income and expense items are annualized. The allowance for loan losses has been maintained at a level of 1.57% at March 31, 1998 and 1.50% at December 31, 1997. The Company had one office location at March 31, 1998 and December 31, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Mercantile Bank Corporation was incorporated on July 5, 1997 as a bank holding company to establish and own Mercantile Bank of West Michigan. The Bank received all necessary regulatory approvals and began operations on December 15, 1997.

     The following discussion compares the financial condition of the Company and its wholly-owned subsidiary, the Bank, at March 31, 1998 to December 31, 1997, and discusses the results of operations for the three months ended March 31, 1998. This discussion should be read in conjunction with the interim consolidated condensed financial statements and footnotes included herein.

SUMMARY

     The net operating loss for the first quarter of $1.1 million ($.76 per share) was primarily a result of a non-cash charge of $998,800 for provision for loan losses. The remainder of the loss, or $142,777, consists of the excess of salary and benefit expense, normal operating costs and amortization of start-up expenses over net interest income. The loan loss provisions during the first several months are significant as a percentage of income as management has funded the allowance during the period the loans are booked. In a period of significant loan growth, loan loss provisions will have a significant impact on net income. Management has established the allowance for loan losses based on past industry loan loss experience, known and inherent risks in similar portfolios, and economic conditions. Loan loss provisions are an immediate reduction to earnings. These provisions will also continue to reduce earnings, although more moderately, as the anticipated rate of loan growth slows relative to the size of the Company.

     Payroll and other operating expenses should decline as a percentage of income as the Company maintains its growth. It is anticipated that the efficiency ratio, currently at 123.2%, should decrease as the Company continues to grow and is able to more adequately absorb the current salary and benefit expense and amortization of prior period organization and start-up costs.

     Immediate and future plans for the remainder of 1998 include the near-term implementation of telephone banking, which is currently in the testing phase, as well as the introduction of PC banking to both retail and commercial customers later in the year. It is management's opinion that the use of state-of-the-art technology will offset some of the potential advantages that establishing branch banking locations might provide. This is especially true if ATM kiosks are strategically located throughout the Company's market area and used in connection with and as an adjunct to available technology.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Assets. During the first quarter of 1998, the assets of the Company increased from $24.1 million on December 31, 1997 to $93.1 million on March 31, 1998. This represents an increase in total assets of $69.0 million, which was comprised of a $2.2 million increase in cash and cash equivalents, a $3.5 million increase in investment securities, and a $62.3 million increase in net loans. The increase in assets was funded by a $65.7 million growth in deposits, and an increase of $4.4 million in repurchase agreements, partially offset by a $1.1 million decrease in equity. The growth in deposits is the result of increases both in core deposits and out-of-area certificates of deposit. While management expects continued growth, it is anticipated that this growth will occur at a slower rate.

     Net Interest Income, Average Balances, Interest Rates and Yields. The Company's asset growth was centered primarily in loans and investment securities and funded by capital, deposits and repurchase agreements. The following table provides a summary of the average balances of the significant asset and liability categories as well as the interest income and expense and effective yield/cost associated with each.

Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the period presented. During the period presented, there were no nonaccrual loans.

                                                                    THREE MONTHS ENDED
                                                                      MARCH 31, 1998
                                                              ------------------------------
                                                              AVERAGE   INCOME/   EFFECTIVE
                                                              BALANCE   EXPENSE   YIELD/COST
                   (DOLLARS IN THOUSANDS)                     -------   -------   ----------
INTEREST-EARNING ASSETS:
  Federal funds sold and interest-bearing deposits with
     banks..................................................  $ 2,699   $   33       5.54%
  Investment securities -- available for sale...............    6,464       97       5.83
  Loans.....................................................   48,078    1,049       8.76
                                                              -------   ------       ----
     Subtotal interest-earning assets.......................   57,241    1,179       8.28
  Other assets..............................................    2,567
                                                              -------
     Total assets...........................................  $59,808
                                                              =======
INTEREST-BEARING LIABILITIES:
  Interest-bearing deposits.................................  $37,632   $  550       6.00%
  Other borrowings..........................................    2,824       29       4.12
                                                              -------   ------       ----
     Subtotal interest-bearing liabilities..................   40,456      579       5.87
  Noninterest-bearing deposits..............................    6,378
  Other liabilities.........................................      106
  Shareholders' equity......................................   12,868
                                                              -------
     Total liabilities and shareholders' equity.............  $59,808
                                                              =======
  Net interest income.......................................            $  600
                                                                        ======
  Net interest rate spread..................................                         2.41%
                                                                                     ====
  Net interest margin on earning assets.....................                         2.82%
                                                                                     ====

     As can be seen from the above table, net interest income for the quarter ended March 31, 1998 was approximately $600,000. As the average balances increase in future periods, management anticipates net interest income will increase.

     Loans. Total loans at March 31, 1998 were $76.1 million compared to $12.9 million at December 31, 1997, an increase of $63.2 million or 490.8%. The components of the outstanding balances and percentage increase in loans from the end of 1997 to the end of the first quarter 1998 are as follows:

                                                  MARCH 31, 1998        DECEMBER 31, 1997    PERCENT
                                                 -----------------      -----------------   INCREASE/
                                                 BALANCE   PERCENT      BALANCE   PERCENT   (DECREASE)
            (DOLLARS IN THOUSANDS)               -------   -------      -------   -------   ----------
Consumer loans.................................  $ 1,877      2.5%      $    15       .1%    12,413.3%
Commercial, financial and other................   23,497     30.9         7,433     57.7        216.1
Commercial real estate construction............    1,888      2.5            --       --          N/A
Commercial real estate mortgages...............   47,956     63.0         5,421     42.1        784.6
Residential real estate mortgages..............      923      1.2            18       .1      5,027.8
                                                 -------    -----       -------    -----     --------
                                                 $76,141    100.0%      $12,887    100.0%       490.8%
                                                 =======    =====       =======    =====     ========

     At quarter-end, commercial loans comprised 96.3% of the total loan portfolio. The significant concentration in commercial loans and the rapid growth of this portion of the business is in keeping with the Company's stated strategy of focusing a substantial amount of its efforts on commercial banking. Corporate and business lending is an area of expertise for all of the Company's senior management team. Commercial loans are also the assets most efficiently originated and managed by the fewest number of staff, thus reducing overhead. The Company believes that commercial loan relationships generate core deposits, including interest free checking accounts. The Company anticipates future growth of these deposits, and believes such growth will lower its reliance on other higher cost funding sources, including out-of-area deposits. The commercial sector of the business generates the greatest amount of deposits, and is virtually the Bank's only source of significant demand deposits.

     Mortgage and consumer loans increased by $943,602 and $1.7 million, respectively, from December 31, 1997 to March 31, 1998. As the extremely rapid growth of the commercial loan portfolio gradually slows, the retail portion (consumer loans and residential mortgages) of the loan assets may be expected to increase as a percentage of total loans. However, the Company's strategy for growth and profitability is expected to result in the commercial sector of the lending efforts and resultant assets continuing to be the dominant portfolio category.

     Final loan maturities and rate sensitivity of the loan portfolio at March 31, 1998 are as follows:

                                                           MATURING OR REPRICING PERIODS
                                                   ----------------------------------------------
                                                   WITHIN 3    3-12      1-5     OVER 5
                                                    MONTHS    MONTHS    YEARS    YEARS     TOTAL
             (DOLLARS IN THOUSANDS)                --------   ------   -------   ------   -------
Consumer loans...................................  $   834     $ --    $   661   $  382   $ 1,877
Commercial, financial and other..................   14,746       70      8,344      337    23,497
Commercial real estate construction..............    1,270       --        618       --     1,888
Commercial real estate mortgages.................   14,580      209     32,587      580    47,956
Residential real estate mortgages................       17      203        703       --       923
                                                   -------     ----    -------   ------   -------
                                                   $31,447     $482    $42,913   $1,299   $76,141
                                                   =======     ====    =======   ======   =======
Loans at fixed rates.............................  $    40     $482    $42,913   $1,299   $44,738
Loans at variable interest rates.................   31,403       --         --       --    31,403
                                                   -------     ----    -------   ------   -------
                                                   $31,447     $482    $42,913   $1,299   $76,141
                                                   =======     ====    =======   ======   =======

     Deposits. The components of the outstanding balances and percentage increase in deposits from the end of 1997 to the end of the first quarter 1998 are as follows:

                                                                           DECEMBER 31,
                                                   MARCH 31, 1998              1997           PERCENT
                                                  -----------------      -----------------   INCREASE/
                                                  BALANCE   PERCENT      BALANCE   PERCENT   (DECREASE)
             (DOLLARS IN THOUSANDS)               -------   -------      -------   -------   ----------
NONINTEREST-BEARING:
  Demand........................................  $10,598     14.1%      $7,208      74.4%        47.1%
INTEREST-BEARING:
  Checking......................................    1,617      2.1          213       2.2        659.2
  Money market..................................      144       .2           --        --          N/A
  Savings.......................................   11,908     15.8        2,089      21.6        470.0
  Time, under $100,000..........................   32,129     42.6          178       1.8     17,948.3
  Time, $100,000 and over.......................   18,988     25.2           --        --          N/A
                                                  -------    -----       ------     -----     --------
                                                  $75,384    100.0%      $9,688     100.0%       678.1%
                                                  =======    =====       ======     =====     ========

     Total deposits were $75.4 million at March 31, 1998, compared to $9.7 million at prior year-end. Of this amount, $10.6 million, or approximately 14%, were demand deposits. Out-of-area deposits, consisting primarily of $99,000 certificates obtained from depositors located outside the Company's market area totaled $40.5 million, or approximately 53.7% of total deposits at quarter-end. The reliance on out-of-area deposits declined during each month of the first quarter, with new out-of-area deposit dollars acquired as follows: $18.8 million in January 1998; $17.9 million in February 1998; and $3.7 million in March 1998. While the Company's business plan anticipated the reliance on out of area deposits in the early stages of the Bank's development, the Company's longer term strategy for funding the Bank is to lower its reliance on out-of-area deposits and increase core deposits from local businesses and consumers.

     In addition to deposits, the Company offers Business Investment Checking, a combined sweep account repurchase agreement, included in liabilities on the Company's balance sheet. The amount of the Bank's Business Investment Checking increased from $655,447 on December 31, 1997 to $5.1 million on March 31, 1998.

NONINTEREST INCOME

     Noninterest income totaled $14,000 for the quarter ended March 31, 1998. As the Bank's customer base matures, management anticipates fee income (primarily deposit service charges) to grow.

NONINTEREST EXPENSE

     The primary components of noninterest expense include salaries and benefits, occupancy, furniture and equipment and other expense. A substantial portion of the management team, operating staff and premises and equipment were in place upon commencement of operations. Such expenses totaled $401,500 for salaries and benefits and $107,550 for premises and equipment for the quarter ended March 31, 1998. The Bank continues to hire additional personnel and invest in premises and equipment and anticipates these costs to increase modestly. The Bank commenced business on December 15, 1998 with 16 employees and had 22 employees as of March 31, 1998.

FEDERAL INCOME TAX

     Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance has been established to the extent of net deferred tax assets due to a lack of operating performance to ensure that it is more likely than not it would be recovered.

CAPITAL

     Total capital decreased from $13.4 million at December 31, 1997 to $12.3 million, a decrease of 8.45%. This decrease is a direct result of the loss for the period of $1.1 million, partially offset by an improvement in unrealized loss on securities available for sale.

LIQUIDITY

     Asset liability management aids the Company in achieving reasonable and predictable earnings and liquidity while maintaining a balance between interest earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of the Company's customers. These customers may be either borrowers needing to meet their credit needs or depositors wanting to withdraw funds. Management of interest rate sensitivity attempts to avoid widely varying net interest margins and to achieve consistent net interest income through periods of changing interest rates.

     The principal sources of liquidity for the Company are maturing securities, federal funds sold, loan payments by borrowers, investment securities, and deposit and deposit equivalent growth.

     The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at March 31, 1998, which are expected to mature or reprice in each of the time periods shown:

                                                           MATURING OR REPRICING PERIODS
                                                 -------------------------------------------------
                                                 WITHIN 3     3-12       1-5     OVER 5
                                                  MONTHS     MONTHS     YEARS     YEARS     TOTAL
            (DOLLARS IN THOUSANDS)               --------   --------   -------   -------   -------
INTEREST-EARNING ASSETS:
  Federal funds sold...........................  $   400    $     --   $    --   $    --   $   400
  Securities available for sale................    2,004       4,492        --        --     6,496
  Total loans..................................   31,447         482    42,913     1,299    76,141
                                                 -------    --------   -------   -------   -------
                                                  33,851       4,974    42,913     1,299    83,037
INTEREST-BEARING LIABILITIES:
  Savings and money market.....................   13,669          --        --        --    13,669
  Time deposits $100,000.......................      178      11,996    19,952        --    32,126
  Time deposits $100,000 and over..............    1,577      14,745     2,666        --    18,988
  Other borrowings.............................    5,088          --        --        --     5,088
                                                 -------    --------   -------   -------   -------
                                                  20,512      26,741    22,618        --    69,871
                                                 -------    --------   -------   -------   -------
Net asset (liability) gap......................  $13,339    $(21,767)  $20,295   $ 1,299   $13,166
                                                 =======    ========   =======   =======   =======
Cumulative net asset (liability) gap...........  $13,339    $ (8,428)  $11,867   $13,166
                                                 =======    ========   =======   =======

     The increase in investment securities was necessitated by additional requirements for liquidity resulting from strong loan growth as well as the need for collateral to support the Bank's combined sweep account and repurchase agreement product. All marketable securities are classified as "available for sale."

     Management has concluded, based on current growth projections, that the Bank is likely to have adequate funds to meet its cash requirements for at least the next year.

DECEMBER 31, 1997

     The Bank experienced significant growth in its loan portfolio during the first 16 days of operations from December 15, 1997 to December 31, 1997. As of December 31, 1997, the Company had a retained deficit of $404,071. This retained deficit was primarily the result of pre-opening fees and expenses totaling approximately $178,000 as well as $193,300 in provision expense to establish the allowance for loan losses at a level of 1.50% of total loans. As of December 31, 1997, the Bank had total loans of $12.9 million and total assets of $24.1 million.

                                    BUSINESS

THE COMPANY

     The Company was incorporated as a Michigan corporation on July 15, 1997. The Company was formed to acquire all of the Bank's capital stock and to engage in the business of a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "BHCA"). In October 1997, in connection with the organization of the Company and the Bank, the Company sold 1,495,000 shares of its Common Stock in an underwritten, initial public offering, at a price to the public of $10 per share. The Company funded the capital of the Bank and paid certain expenses from the net proceeds of the public offering.

     The Bank is a Michigan banking corporation that commenced business on December 15, 1997. The Bank has a strong commitment to community banking and offers a wide range of financial products and services, primarily for small- to medium-sized businesses, as well as individuals. The Bank's lending strategy focuses on commercial lending, and, to a lesser extent, residential and consumer lending. The Bank also offers a broad array of deposit products, including checking, savings, and money market accounts, business checking, direct deposits and certificates of deposit.

     The Company has grown significantly since the Bank opened in December 1997. At March 31, 1998, the Company had total assets of $93.0 million, total loans of $76.0 million, total deposits of $75.9 million, no non-performing assets, and a ratio of allowance for loan losses to total loans of 1.57%. For the quarter ended March 31, 1998, the Company reported a net loss of $1.1 million, or $.76 per share, basic and diluted. These results include a provision for loan losses of $998,000, which brings the allowance for loan losses to 1.57% of total loans as of March 31, 1998. Management has established the allowance for loan losses based on past industry loan loss experience, known and inherent risks in similar portfolios, and economic conditions. At March 31, 1998, the Bank exceeded all applicable regulatory capital requirements.

MARKET AREA

     The Bank's primary service area is the Kent and Ottawa County areas of West Michigan, which includes the City of Grand Rapids, the second largest city in the State of Michigan. Kent County has a diverse economy based primarily on manufacturing, retail and service businesses. According to available statistical data, Kent County has approximately 14,000 business establishments, an unemployment rate of approximately 3%, and a median household income that is estimated to have grown approximately 40% from 1990 to 1996.

     Kent County is a significant banking market in the State of Michigan. According to available industry data, as of June 30, 1997, total deposits in Kent County, including those of banks, thrifts and credit unions, were approximately $7.5 billion.

     The Bank's main office is located in downtown Grand Rapids, and serves as the Company's corporate headquarters. The Company's address is 216 North Division Avenue, Grand Rapids, Michigan 49503. The Company's telephone number is
(616) 242-9000.

BUSINESS STRATEGY

     Recruit and Retain Highly Qualified Personnel. Management's strategy focuses on investing in experienced community banking personnel and empowering these employees to make decisions and to resolve customer problems as a means of providing outstanding customer service. The Bank's compensation structure is intended to reward its employees for generating quality loans and maximizing long-standing customer relationships. The Bank has hired 27 people, most of whom have prior banking experience, and many of whom have previously worked together. The Bank's officers have an average of 17 years in the banking industry.

     Emphasize Community Banking. The Bank strives to maintain a strong commitment to community banking. Management encourages and expects all employees to participate actively in local philanthropic activities and to build relationships in the community. Through the development of such relationships, the Bank's goal is to attract small- to medium-sized business owners and employees as customers who wish to conduct business with a local community bank that demonstrates an active and educated interest in their business and personal affairs. Management believes that the Bank is better able than its larger competitors to deliver more timely decisions, provide customized financial products and services and offer customers the personal attention of senior banking officers.

     Emphasize Commercial Lending in the Company's Primary Market. The Company's lending philosophy concentrates on commercial lending which represented 96.3% of the Bank's loan portfolio as of March 31, 1998. The emphasis on commercial lending results in higher average loan balances compared to residential or consumer loans, which allows the Bank to generate a greater volume of loans with fewer people thereby improving its efficiency. Also, the Bank's commercial loan customers contribute to core deposit growth through demand deposit relationships, which totaled $10.6 million as of March 31, 1998, and provide the Bank with a cost-effective source of liquidity. This emphasis on commercial lending is intended to capitalize on the significant experience of the Bank's lending officers.

     Evaluate Acquisition Opportunities. Management intends to evaluate merger and acquisition opportunities which may arise in West Michigan to enhance the Company's position or expand its markets. The Company has initiated no bank or branch acquisitions to date. The Company presently has no agreements, commitments, understandings or arrangements to acquire any other banks or branches and there is no assurance that the Company will be successful in taking advantage of any such opportunities.

MARKETING PLAN

     The Bank's marketing plan focuses on the concepts of corporate citizenship and personal interaction within the communities the Bank serves through promotion of, and active participation in, a number of civic organizations and ongoing community activities. Management believes that these efforts establish the identity and philosophy of the Bank within the communities it serves and allow Bank officers and employees to personally interact with local business leaders and members of the public. The marketing plan also emphasizes direct sales calls by Bank officers. Management believes that the experience and expertise of the Bank's senior officers allow the Bank to differentiate itself from its competition.

     The Bank's primary target is small- to medium-sized businesses, their owners, management and employees. The Bank positions itself as a relationship-oriented bank and strives to sell a full complement of financial services to each of its customers.

     Business Financial Services. The Bank's business calling efforts are directed by Mr. Price, the President and Chief Operating Officer of the Bank, whose duties include administering and coordinating the Bank's business development efforts.

     Each Bank officer is responsible for creating new business opportunities for the Bank. The targeted list of new business customers represents a mix of industrial, manufacturing, professional and retail clients with an emphasis on businesses with credit needs of $5 million or less.

     The Bank has an aggressive calling program based in part on the extensive knowledge of the market possessed by the officers making contact with the customers. The Bank also relies on a strong referral system from lawyers, accountants and other professionals, many of whom are well known to officers of the Bank. The Bank regularly hosts "after hours" receptions for accounting and law firms to develop or nurture business contacts and relationships.

     Consumer Financial Services. The Bank originates residential real estate loans through its main office. Bank officers and mortgage loan originators develop new residential mortgage applications from several sources including real estate brokers, insurance agents, accountants, attorneys, existing residential mortgage customers and other customers of the Bank. An extensive selling effort generates potential customers as a result of these contacts.

     The Bank, as a result of its secondary market operations, is able to offer a variety of loan products that serve the needs of first-time home buyers by providing five percent down payment loans and loans with no points. Customers desiring to construct new homes are able to obtain financing as a result of the Bank's construction loan program that is offered in addition to permanent loans.

     The Bank has developed its own home equity loan, debit card and credit card programs. The credit card transactions are processed for the Bank by an outside service provider.

     Management believes that cross-selling of the Bank's products and services to its existing customers is vital to expanding account relationships, generating additional sales opportunities and increasing fee income.

LOAN POLICY

     As a routine part of the Bank's business, the Bank makes loans to individuals and businesses located within the Bank's market area. The loan policy of the Bank states that the function of the lending operation is twofold: to provide a means for the investment of funds at a profitable rate of return with an acceptable degree of risk, and to meet the credit needs of the creditworthy businesses and individuals who are customers of the Bank. However, the Board of Directors of the Bank recognizes that in the normal business of lending, some losses on loans will be inevitable and should be considered a part of the normal cost of doing business.

     The Bank's loan policy anticipates that priorities in extending loans will change from time to time as interest rates, market conditions and competitive factors change. The policy sets forth guidelines on a nondiscriminatory basis for lending in accordance with applicable laws and regulations. The policy describes various criteria in granting loans, including the ability to pay; the character of the customer; evidence of financial responsibility; purpose of the loan; knowledge of collateral and its value; terms of repayment; source of repayment; payment history; and economic conditions.

     The Company's Board of Directors has delegated significant lending authority to officers of the Bank. The Board of Directors believes this empowerment makes the Bank more responsive to its customers. The loan policy currently specifies lending authority for certain officers up to $1.0 million, and $1.5 million for the Chairman of the Board and President. Loan requests exceeding $1.5 million, up to the legal lending limit of approximately $3.3 million, require approval by the Board of Directors. Generally, the Bank applies an in-house lending limit that is less than the legal lending limit. Following the completion of the offering, the Bank expects that these lending authorizations and limits will be increased.

     The loan policy also limits the amount of funds that may be loaned against specified types of collateral. For certain loans secured by real estate, the policy requires an appraisal of the property offered as collateral by a state certified independent appraiser. The policy also provides general guidelines for loan to value limits for other types of collateral. In addition, the loan policy provides general guidelines as to collateral, provides for environmental policy review, contains specific limitations with respect to loans to employees, executive officers and directors, provides for problem loan identification, establishes a policy for the maintenance of a loan loss reserve, provides for loan reviews and sets forth policies for mortgage lending and other matters relating to the Bank's lending practices.

LENDING ACTIVITY

     Commercial Loans. The Bank's commercial lending group originates commercial loans primarily in the Kent and Ottawa County areas of West Michigan. Commercial loans are originated by six lenders, including the President and the Chairman. The lending group has over 90 years of combined commercial lending experience. Loans are originated for general business purposes, including working capital, accounts receivable financing, machinery and equipment acquisition, and commercial real estate financing including new construction and land development.

     Working capital loans are often structured as a line of credit and are reviewed periodically in connection with the borrower's year end financial reporting. These loans generally are secured by all of the assets of the borrower, and have an interest rate tied to the national prime rate. Loans for machinery and equipment purposes typically have a maturity of five to seven years and are fully amortizing. Commercial real estate loans are usually written with a five year maturity and amortized over a 15 year period. Commercial real estate loans may have an interest rate that is fixed to maturity or float with a margin over the prime rate or an U.S. Treasury Index.

     The Bank evaluates many aspects of a commercial loan transaction in order to minimize credit and interest rate risk. Underwriting includes an assessment of management, products, markets, cash flow, capital, income and collateral. The analysis includes a review of historical and projected financial results. Appraisals are required by certified independent appraisers who are well known to the Bank on certain transactions where real estate is the primary collateral, and in some cases, where equipment is the primary collateral. In certain situations, for creditworthy customers, the Bank may accept title reports instead of requiring lenders' policies of title insurance.

     Commercial real estate lending involves more risk than residential lending, because loan balances are greater and repayment is dependent upon the borrower's operation. The Bank attempts to minimize risk associated with these transactions by generally limiting its exposure to owner operated properties of well-known customers or new customers with an established profitable history. In many cases, risk is further reduced by (i) limiting the amount of credit to any one borrower to an amount less than the Bank's legal lending limit, and (ii) avoiding certain types of commercial real estate financings.

     Single-Family Residential Real Estate Loans. The Bank originates residential real estate loans in its market area according to secondary market underwriting standards. These loans provide borrowers with a fixed or adjustable interest rate with terms up to 30 years. Loans are sold on a servicing released basis in the secondary market with all interest rate risk and credit risk passed to the purchaser. The Bank from time to time may elect to underwrite certain residential real estate loans, generally with maturities of five years or less, to be held in its own loan portfolio.

     Consumer Loans. The Bank originates consumer loans for a variety of personal financial needs. Consumer loans include home equity lines of credit, new and used automobiles, boat loans, credit cards and overdraft protection for checking account customers.

     Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and, except for home equity lines of credit, usually involve more credit risk than mortgage loans because of the type and nature of the collateral. While the Bank does not utilize a formal credit scoring system, the Bank believes its loans are underwritten carefully, with a strong emphasis on the amount of the down payment, credit quality, employment stability and monthly income. These loans are generally repaid on a monthly repayment schedule with the source of repayment tied to the borrower's periodic income. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. The Bank believes that the generally higher yields earned on consumer loans compensate for the increased credit risk associated with such loans and that consumer loans are important to its efforts to serve the credit needs of the communities and customers that it serves.

INVESTMENTS

     The principal investment of the Company is its investment in the common stock of the Bank. Funds retained by the Company from time to time may be invested in various debt instruments, including but not limited to obligations of or guaranteed by the United States, general obligations of a state or political subdivision or agency thereof, bankers' acceptances or certificates of deposit of United States commercial banks, or commercial paper of United States issuers rated in the highest category by a nationally-recognized investment rating service. Although the Company is permitted to make limited portfolio investments in equity securities and to make equity investments in subsidiary corporations engaged in certain non-banking activities which may include real estate-related activities, such as mortgage banking, community development, real estate appraisals, arranging equity financing for commercial real estate, and owning and operating real estate used substantially by the Bank or acquired for its future use, the Company has no present plans to make any such equity investment. The Company's Board of Directors may alter the Company's investment policy without shareholder approval.

     The Bank may invest its funds in a wide variety of debt instruments and may participate in the federal funds market with other depository institutions. Subject to certain exceptions, the Bank is prohibited from investing in equity securities. Under one such exception, in certain circumstances and with the prior approval of the FDIC, the Bank could invest up to 10% of its total assets in the equity securities of a subsidiary corporation engaged in certain real estate related activities. The Bank has no present plans to make such an investment. Real estate acquired by the Bank in satisfaction of or foreclosure upon loans may be held by the Bank, subject to a determination by a majority of the Bank's Board of Directors at least annually of the advisability of retaining the property, for a period not exceeding 60 months after the date of acquisition, or such longer period as the Commissioner of the Financial Institutions Bureau of the Michigan Department of Consumer & Industry Services ("FIB") may approve. The Bank is also permitted to invest an aggregate amount not in excess of two-thirds of the capital and surplus of the Bank in such real estate as is necessary for the convenient transaction of its business. The Bank has no present plans to make any such investment. The Bank's Board of Directors may alter the Bank's investment policy without shareholder approval.

COMPETITION

     The Company and the Bank face strong competition for deposits, loans and other financial services from numerous banks, savings banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services, including consumer finance companies, securities brokerage firms, mortgage brokers, insurance companies, mutual funds, and other lending sources and investment alternatives. Some of the financial institutions and financial service organizations with which the Bank competes are not subject to the same degree of regulation as the Bank. Many of the financial institutions and financial service organizations aggressively compete for business in the Bank's market area. Most of these competitors have been in business for many years, have customer bases, deposits and lending limits that are substantially larger than those of the Bank, and are able to offer certain services that the Bank does not currently provide, including branch networks, trust services and international banking services. In addition, most of these entities have greater capital resources than the Bank, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than could the Bank. Additionally, recently effective legislation regarding interstate branching and banking may increase competition in the future from out-of-state banks.

LEGAL PROCEEDINGS

     From time to time, the Company and the Bank may be involved in various legal proceedings that are incidental to their business. In the opinion of management, neither the Company nor the Bank is a party to any current legal proceedings that are material to the financial condition of the Company or the Bank, either individually or in the aggregate.

EMPLOYEES

     As of May 31, 1998, the Bank had 25 full-time and 2 part-time employees, including 12 officers and 15 customer service, operations and other support persons. The Company expects to add several additional employees during the next 12 months. Management believes that the Bank's relations with its employees are good.

BANK PREMISES

     The Bank is leasing a one-story building in downtown Grand Rapids, Michigan for use as the Bank's main office and the Company's headquarters. This building is of masonry construction and has approximately 11,000 square feet of usable space. The Company expects that this space will be adequate for the remainder of 1998, and may consider leasing additional space in 1999. The lease for the Bank's office has an initial term of ten years and the Bank has four, five-year renewal options. The monthly lease payments begin at $12,487 per month in the first year and increase each year during the term of the lease by the greater of the annual percentage increase in the Consumer Price Index or 3%. In addition, the Bank is required to make payments for taxes, insurance and other operating expenses. The Bank has expended approximately $725,000 for tenant improvements and related architectural and engineering services, and additional funds for furniture, fixtures and other equipment.

     The Bank's office is located at 216 North Division Avenue between Lyon Street and Michigan Street in downtown Grand Rapids, Michigan. The building is one of a few available locations in downtown Grand Rapids with on-site parking. The parking consists of approximately 24 spaces, with no parking meters.

                                   MANAGEMENT

INFORMATION ABOUT DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information about the directors and executive officers of the Company:

                NAME, AGE, AND POSITION WITH                  HAS SERVED AS    YEAR WHEN TERM AS A
                  THE COMPANY AND THE BANK                    DIRECTOR SINCE    DIRECTOR EXPIRES
------------------------------------------------------------  --------------   -------------------
Betty S. Burton, 56, Director...............................       1998               1999
Peter A. Cordes, 57, Director...............................       1997               1999
C. John Gill, 64, Director..................................       1997               2001
David M. Hecht, 61, Director................................       1997               1999
Gerald R. Johnson, Jr., 51, Chairman of the Board, Chief
  Executive Officer and Director............................       1997               2001
Susan K. Jones, 49, Director................................       1998               2000
Lawrence W. Larsen, 58, Director............................       1997               2000
Calvin D. Murdock, 59, Director.............................       1997               2001
Michael H. Price, 41, President, Chief Operating Officer and
  Director..................................................       1997               2000
Dale J. Visser, 62, Director................................       1997               2000
Donald Williams, Sr., 61, Director..........................       1998               2001
Robert M. Wynalda, 62, Director.............................       1997               1999
Robert B. Kaminski, 36, Senior Vice President and
  Secretary.................................................
Charles E. Christmas, 32, Vice President of Finance and
  Treasurer.................................................

     The members of the Board of Directors of the Company are divided into three classes, each class to be as nearly equal in number as possible, with each class to serve a three-year term. The entire Board of Directors of the Bank is elected annually by its shareholder, the Company. Officers of the Company and the Bank are elected annually by their respective Boards of Directors and perform such duties as are prescribed in the Bylaws or by the Board of Directors.

     The business experience of each of the directors and executive officers of the Company for at least the past five years is summarized below:

     BETTY S. BURTON (Director) Ms. Burton is President and Chief Executive Officer of Wonderland Business Forms, Inc. She has held director positions at First Michigan Bank and Butterworth Hospital. She is active in the Grand Rapids community, working with the City of Grand Rapids International Relations Committee, the Children's Museum, Grand Rapids Foundation Distribution Committee, and Grand Rapids Urban League as well as other organizations. Further, she has authored numerous papers on Diversity and Women in the Work Place and frequently speaks to school age children (kindergarten through 12th) on topics such as "The World of Work," "Entrepreneurship," and "African American History and Current Events." Ms. Burton resides in Grand Rapids, MI.

     PETER A. CORDES (Director) Mr. Cordes has served as President and Chief Executive Officer of GWI Engineering Inc. ("GWI") of Grand Rapids, Michigan since 1991. GWI is engaged in the manufacturing of industrial automation systems for customers in a variety of industries in the Midwest. Mr. Cordes purchased GWI in 1991 and is now sole owner. Mr. Cordes is a 1966 graduate of St. Louis University with a degree in aeronautics. He is a native of Traverse City, Michigan and has spent the last eighteen years in West Michigan.

     C. JOHN GILL (Director) Mr. Gill is the retired Chairman of the Board and one of the owners of Gill Industries of Grand Rapids, Michigan. Mr. Gill served as Chairman of Gill Industries from 1994 through 1997, and served as President of Gill Industries from 1983 through 1993. Gill Industries is a manufacturing company involved with sheet metal stampings and assemblies for the automotive and appliance industries. Mr. Gill is a native of Lakeview, Michigan.

     DAVID M. HECHT (Director) Mr. Hecht has practiced law for 37 years, including the past 25 years in Grand Rapids. For more than the past five years he has been the Chairman of the Grand Rapids law firm of

Hecht & Lentz and is a founder of such firm. Mr. Hecht is a native of Grand Rapids and a graduate of the University of Michigan and the University of Wisconsin. He is the President of the Charles W. Loosemore Foundation, a Trustee of the Grand Valley University Foundation and a Director of Hospice Foundation of Greater Grand Rapids.

     GERALD R. JOHNSON, JR. (Chairman of the Board, Chief Executive Officer and Director) Mr. Johnson has over 27 years experience in the financial services industry, including 24 years of commercial banking experience. Mr. Johnson was appointed President and Chief Executive Officer of FMB-Grand Rapids in 1986, and served as Chairman, President and Chief Executive Officer from 1988 to May 1997, when he resigned to organize the Company. In the Grand Rapids market, prior to joining FMB-Grand Rapids, Mr. Johnson was employed in various lending capacities by Union Bank (now part of First Chicago NBD), Pacesetter Bank-Grand Rapids (now part of Old Kent) and Manufacturers Bank (now part of Comerica Bank). Mr. Johnson has been involved in charitable and community activities for many years. He currently serves as Chairman of the Board of the Downtown YMCA, Chairman of Residential Treatment of West Michigan, and is a board member of Life Guidance Services and the American Heart Association of Greater Grand Rapids. Mr. Johnson is also affiliated with the Economic Development Foundation, Grand Rapids Rotary Club, Junior League of Grand Rapids, Project Rehab and Michigan Trails Girl Scout Council. Mr. Johnson also has past affiliations with Hope Network, and the Grand Rapids Area Chamber of Commerce where he was a board member for six years.

     SUSAN K. JONES (Director) Ms. Jones is both a partner of the Callahan Group, LLC and a tenured, full-time Associate Professor of Marketing at Ferris State University in Big Rapids, Michigan. She began her firm in 1980, and joined Ferris State in the fall of 1990. She enjoys an active volunteer career, currently serving as secretary of the Arts Council of Greater Grand Rapids, as a member of the Northwestern Alumni Association board, and as the West Michigan Alumni Admissions Council Chair for Northwestern University. She is a past-president of the Junior League of Grand Rapids, a graduate of Leadership Grand Rapids, and currently serves as Vice President-Elect of Communications of the West Michigan American Marketing Association, and as a trustee of the Chicago Association of Direct Marketing Educational Foundation. She is a resident of East Grand Rapids, Michigan.

     LAWRENCE W. LARSEN (Director) Mr. Larsen is Chief Executive Officer, President, and owner of Central Industrial Corporation of Grand Rapids, Michigan. He began his employment with the company in 1967, and purchased it in 1975. Central Industrial Corporation is a wholesale distributor of industrial supplies. Mr. Larsen is also an owner and director of Jet Products, Inc. of West Carrollton, Ohio. Jet Products, Inc. designs, manufactures and sells hose reels and related hydraulic products. Mr. Larsen is a native of Wisconsin. He has spent the last 31 years in the Grand Rapids area. Mr. Larsen is an active supporter of the Catholic secondary schools system in Grand Rapids. Mr. Larsen served as a director of FMB-Grand Rapids from 1980 until June 1997, and was a member of the Executive Loan Committee and the Audit Committee.

     CALVIN D. MURDOCK (Director) Mr. Murdock is President of SF Supply ("SF") of Grand Rapids, Michigan. He has held this position since 1994. From 1992 to 1994, he served as the General Manager of SF, and in 1991, served as SF's Controller. SF is a wholesale distributor of commercial and industrial electronic, electrical and automation parts, supplies and services. Mr. Murdock is a Michigan native and a graduate of Ferris State University with a degree in accounting. Prior to joining SF, Mr. Murdock owned and operated businesses in the manufacturing and supply of automobile wash equipment.

     MICHAEL H. PRICE (President and Chief Operating Officer) Mr. Price has over 17 years of commercial banking experience, most of which was with FMB and its subsidiary FMB-Grand Rapids. Spending most of his banking career in Commercial Lending, Mr. Price was the Senior Lending Officer, then President before joining the Bank. Mr. Price has been and continues to be very active in the Grand Rapids community. He currently serves as the Vice Chairman of Project Rehab's Board of Directors.

     DALE J. VISSER (Director) Mr. Visser is Chairman and one of the owners of Visser Brothers Inc. of Grand Rapids, Michigan. He has served this company in various officer positions since 1960. Visser Brothers is a construction general contractor specializing in commercial buildings. Mr. Visser also has an ownership interest in several real estate projects in the Grand Rapids area including Eastbrook Mall and Breton Village Shopping

Center. Mr. Visser served as a director of FMB-Grand Rapids from 1972 until June of 1997. He is a Grand Rapids native and a graduate of the University of Michigan with a degree in civil engineering. Mr. Visser is active in the community having served on the boards for the Grand Rapids YMCA, Christian Rest Home and West Side Christian School.

     DONALD WILLIAMS, SR. (Director) Mr. Williams has over 30 years experience in administration of educational programs with special emphasis on political sensitivity. He currently is Dean of Minority Affairs and Director of the Multicultural Center of Grand Valley State University. Further, he presently serves as Treasurer and Past President of the Minority Affairs Council for Michigan Universities (MACMU), Vice President for the West Michigan Coalition for African American Men, and is a member of the Rotary Club of Grand Rapids. He also currently holds the title of Vice President of the Coalition for Representative Government (CRG), and is a member of the Grand Rapids Area Chamber of Commerce Board of Directors and various other West Michigan community organizations. Mr. Williams has also been the recipient of numerous awards in the Grand Rapids and West Michigan community, where he currently resides.

     ROBERT M. WYNALDA (Director) Mr. Wynalda is the retired Chief Executive Officer and former owner of Wynalda Litho Inc. of Rockford, Michigan. Mr. Wynalda held the position of Chief Executive Officer from 1970 when he founded the company until its sale in February 1998. Wynalda Litho Inc. is a commercial printing company serving customers from around the country. Mr. Wynalda is a native of Grand Rapids and has spent 45 years in the printing business. Mr. Wynalda serves on the Board of Trustees for Cornerstone College of Grand Rapids, and formerly served as a director of a local financial institution.

     ROBERT B. KAMINSKI (Senior Vice President and Secretary) Mr. Kaminski has over 13 years of commercial banking experience, all with FMB and its subsidiaries. From 1984 to 1993, Mr. Kaminski worked for FMB-Grand Rapids in various capacities in the areas of credit administration and bank compliance. In 1993, Mr. Kaminski was appointed Vice President in charge of Loan Review and served as Vice President and Manager of the Commercial Credit Department for three of FMB's subsidiaries. Mr. Kaminski serves on the Leadership Committee for the National Kidney Foundation of Michigan in Grand Rapids, the Board of Directors for HELP Pregnancy Crisis Aid, Inc. and is a career mentor for Aquinas College of Grand Rapids.

     CHARLES E. CHRISTMAS (Vice President of Finance, Treasurer and Compliance Officer) Mr. Christmas has worked with various financial institutions for over ten years while serving as a bank examiner with the FDIC. He began his tenure with the FDIC upon his graduation from Ferris State University. Mr. Christmas holds a Bachelors of Science degree in Accountancy.

KEY EMPLOYEES

     In addition to the directors and executive officers named above, the Company has many experienced employees who assist the Bank in servicing its customers and pursuing its business opportunities. These employees include, among others, the key employees described below.

     MARK S. AUGUSTYN (Senior Vice President, Commercial Loan Officer), age 29, has over seven years of commercial banking experience, primarily in the commercial lending area. He began his career with FMB-Grand Rapids as Credit Analyst, and was promoted to Senior Analyst, Credit Manager, Assistant Vice President of Commercial Lending, and finally Vice President of Commercial Lending before joining the Bank in December 1997. Mr. Augustyn is active in the Grand Rapids/West Michigan community. He serves as Chairman of the Finance Committee of Residential Treatment and is a volunteer for the West Side Food Drive.

     HAROLD L. DRENTEN (Senior Vice President, Business Development Officer), age 51, has over 28 years of commercial banking experience, all with FMB and its subsidiary, FMB-Grand Rapids. Mr. Drenten held numerous positions at FMB-Grand Rapids, including Branch Manager, Mortgage Department Head, Commercial Loan Officer, and finally, Vice President of Business Development before joining the Bank in January 1998. Mr. Drenten is an active member of the local community, serving 15 years as a Teaching Consultant with Junior Achievement Project Business and serving seven years as an Ambassador for the

Grand Rapids Area Chamber of Commerce. He further participates in various charity events in both Kent and Ottawa Counties.

     MARK R. HOFFHINES (Senior Vice President, Commercial Loan Officer), age 39, has over 17 years of commercial banking experience, beginning with his tenure as a Commercial Lender at Comerica Bank in 1981. In 1986, he joined BankOne as an Assistant Vice President of Commercial Loans, and in 1988 left to take a position as Vice President of Commercial Loans at Great Lakes National Bank. In 1991, Mr. Hoffhines accepted a position at FMB-Grand Rapids as Vice President, Commercial Loan Department head, where he continued to work until joining the Bank in January 1998. Mr. Hoffhines is active in the Grand Rapids/West Michigan community, serving as Chairman of the Board of the Kent County American Cancer Society and also serving on the Parent Advisory Council of Forest Hills Northern Schools.

     GORDON L. OOSTING (Senior Vice President, Commercial Loan Officer), age 50, has over 16 years of commercial banking experience, primarily in the commercial lending area. Before working in the banking business, he held the position of Vice President of Finance for a local manufacturing company with annual sales of approximately $20 million. After leaving that position in 1982, Mr. Oosting served as Vice President of Commercial Lending at NBD Bank until 1992, when, he began work with FMB-Grand Rapids, serving as Vice President of Commercial Lending. Mr. Oosting joined the Bank in January 1998. Mr. Oosting is active in community events.

     DEBORAH A. PARRENT (Vice President, Branch Administrator), age 46, has over 16 years of commercial banking experience, having begun her career in 1981 at Great Lakes National Bank as a Residential Loan Officer, Business Development Officer, and finally Branch District Manager. In 1994, she moved to FMB-Grand Rapids, where she was a Branch Manager until her employment with the Bank. Ms. Parrent is an active member of the Grand Rapids/West Michigan community, holding offices in such organizations as the Junior League of Grand Rapids and Habitat for Humanity, as well as serving as an Ambassador for the Grand Rapids Area Chamber of Commerce. She has worked with many other community organizations including: United Way, Family Services, YMCA, American Heart Association and Kent County District Library. Ms. Parrent has also participated in the Economic Club of Grand Rapids and Professional Women's Network events.

     There are no family relationships among any of the Company's directors, officers or key personnel.

EXECUTIVE COMPENSATION

     The following table sets forth compensation received by the Chairman of the Board and Chief Executive Officer of the Company and the Bank for the period from July 15, 1997 (inception) to December 31, 1997. There were no executive officers of the Company or the Bank whose total compensation exceeded $100,000 during 1997.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                 ANNUAL COMPENSATION     COMPENSATION
                                                ----------------------   ------------    ALL OTHER
         NAME AND PRINCIPAL POSITION            YEAR   SALARY    BONUS     OPTIONS      COMPENSATION
----------------------------------------------  ----   -------   -----   ------------   ------------
Gerald R. Johnson, Jr. .......................  1997   $83,654     0        40,000           0
  Chairman of the Board and Chief
  Executive Officer

     Mr. Johnson and the other officers of the Bank may participate in any benefit plans adopted for Bank employees. The Bank adopted a 401(k) plan for its employees, effective January 1, 1998. Employees may elect to contribute up to the lesser of 15% of their annual cash compensation or $10,000 to the 401(k) plan for 1998, and the Bank provides a matching contribution of up to 4% of such compensation. Neither the Company nor the Bank has an employment agreement with any officer.

OPTIONS GRANTED IN 1997

     Under the Company's 1997 Employee Stock Option Plan, stock options are granted to the Company's and the Bank's senior management and other key employees. The Board of Directors of the Company is responsible for awarding the stock options. These options are awarded to give senior management and key employees an additional interest in the Company from a shareholder's perspective, and enable them to participate in the future growth and profitability of the Company. In making awards, the Board may consider the position and responsibilities of the employee, the nature and value of his or her services and accomplishments, the present and potential contribution of the employee to the success of the Company, and such other factors as the Board may deem relevant.

     The following table provides information on options granted to the named executive during the period from July 15, 1997 (inception) to December 31, 1997:

                                                          INDIVIDUAL GRANTS
                                             -------------------------------------------
                                             NUMBER OF
                                               SHARES       % OF TOTAL
                                             UNDERLYING   OPTIONS GRANTED   EXERCISE OR
                                              OPTIONS     TO EMPLOYEES IN    BASE PRICE
                   NAME                      GRANTED(1)        1997         PER SHARE(2)   EXPIRATION DATE
                   ----                      ----------   ---------------   ------------   ---------------
Gerald R. Johnson, Jr. ....................    40,000           51%            $10.00       July 21, 2007
  Chairman of the Board and
  Chief Executive Officer

-------------------------
(1) The option was immediately exercisable for 10,000 shares as of July 22, 1997, and becomes exercisable for an additional 10,000 of the shares covered by the option on each July 22 thereafter, until July 22, 2000, when it is exercisable in full for all 40,000 shares.

(2) The exercise price equals the price at which the Company offered its stock to the public in its initial public offering. The exercise price may be paid in cash, by the delivery of previously owned shares, or a combination thereof.

AGGREGATED STOCK OPTION EXERCISES IN 1997 AND YEAR END OPTION VALUES

     The following table provides information on the exercise of stock options during the year ended December 31, 1997 by the named executive and the value of unexercised options at December 31, 1997:

                                                                                          VALUE OF UNEXERCISED
                                                              NUMBER OF UNEXERCISED      IN-THE-MONEY OPTIONS AT
                                     SHARES                    OPTIONS AT 12/31/97             12/31/97(1)
                                   ACQUIRED ON    VALUE     -------------------------   -------------------------
              NAME                  EXERCISE     REALIZED   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
              ----                 -----------   --------   -------------------------   -------------------------
Gerald R. Johnson, Jr. ..........     None         N/A            10,000/30,000              $5,000/$15,000
  Chairman of the Board and Chief
  Executive Officer

-------------------------
(1) Values are calculated by subtracting the exercise price from the fair market value of the underlying Common Stock. For purposes of this table, fair market value is deemed to be $10.50 per share, the average of the closing bid and asked prices reported on the OTC Bulletin Board on December 31, 1997.

DIRECTORS COMPENSATION

     During 1997, the first year of the Company's operation, no compensation was paid to any director of the Company or the Bank for their services in such capacities. Depending on the structure and operation of the Company, the operations of the Bank and other factors, the Company's and the Bank's Boards of Directors may hereafter determine that reasonable fees or compensation are appropriate. In that event it is likely that directors of the Company and the Bank would receive compensation, such as meeting fees, which would be consistent with the compensation paid to directors of financial institution holding companies and banks of similar size.

                           RELATED PARTY TRANSACTIONS

BANKING TRANSACTIONS

     The Bank has had, and expects in the future to have, loan and other financial transactions in the ordinary course of business with the Company's directors, executive officers and principal shareholders (and their associates) on substantially the same terms as those prevailing for comparable transactions with others. All such transactions (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with other persons, and (iii) in the opinion of management did not involve more than the normal risk of collectibility or present other unfavorable features.

     As of May 31, 1998, the Bank had outstanding 16 loans to 6 of the directors or executive officers of the Company totaling approximately $3.6 million in aggregate amount, under commitments totaling approximately $7.5 million. As of December 31, 1997, the Bank had outstanding 14 loans to 4 of the directors or executive officers of the Company totaling approximately $2.1 million in aggregate amount, under commitments totaling approximately $5.9 million.

RENOVATION CONTRACT WITH VISSER BROTHERS

     In 1997, the Bank contracted with Visser Brothers Inc. to renovate the building that the Bank is leasing for its main office. Dale Visser and Bruce Visser, who are brothers, are owners of a substantial majority of Visser Brothers. Dale Visser is a member of the Board of Directors of the Company and the Bank, and both were organizers of the Bank. The contract provided for the payment of approximately $450,000 to Visser Brothers for renovation work that it performed under its base bid, and an additional approximately $150,000 for work that was specified in the contract to be performed by a separate supplier. The contract was awarded to Visser Brothers after being submitted for bids. The renovations were completed in December 1997 pursuant to specifications provided by the Bank's architect.

LOANS FROM ORGANIZERS

     In 1997, during the organization of the Bank and the Company, the members of the initial Board of Directors of the Company and the Bank loaned approximately $278,500 in aggregate amount to the Company to cover organizational expenses of the Bank and the Company. Interest was payable on the loans at the rate of 5% per annum. All of these loans were repaid by the Company in October 1997 from the net proceeds of the Company's initial public offering.

                               SECURITY OWNERSHIP

     The following table presents information regarding the beneficial ownership of the Company's Common Stock as of May 15, 1998, and immediately following the offering, by the (i) the directors and executive officers of the Company, and
(ii) all directors and executive officers of the Company as a group.

                                                                              PERCENT OF CLASS
                                                                 AMOUNT         BENEFICIALLY
                                                              BENEFICIALLY        OWNED(5)
                  NAME OF BENEFICIAL OWNER                      OWNED(1)      PRIOR TO OFFERING
------------------------------------------------------------  ------------    -----------------
Betty S. Burton.............................................      2,000            *
Peter A. Cordes.............................................     25,000              1.7%
C. John Gill................................................     28,000              1.9%
David M. Hecht..............................................     50,000              3.3%
Gerald R. Johnson, Jr. .....................................     60,342(2)           4.0%
Susan K. Jones..............................................        850            *
Lawrence W. Larsen..........................................     13,500            *
Calvin D. Murdock...........................................     15,000              1.0%
Michael H. Price............................................      8,019(3)         *
Dale J. Visser..............................................     50,000              3.3%
Donald Williams, Sr.........................................      2,000            *
Robert M. Wynalda...........................................     50,000              3.3%
Robert B. Kaminski..........................................      5,671(4)         *
Charles E. Christmas........................................         --            *
All directors and executive officers of the Company as a
  group (14 persons)........................................    310,382             20.5%

-------------------------
 *  less than one percent.

(1) Some or all of the Common Stock listed may be held jointly with, or for the benefit of, spouses, children, or grandchildren of, or various trusts established by, the person indicated.

(2) Includes 10,000 shares that such person has the right to acquire within 60 days of May 15, 1998 pursuant to the Company's 1997 Employee Stock Option Plan and 342 shares that such person owns under the Bank's 401(k) Plan. Such person also holds an option under the Employee Stock Option Plan to purchase an additional 10,000 shares, which has not yet vested.

(3) Includes 7,000 shares that such person has the right to acquire within 60 days of May 15, 1998, pursuant to the Company's 1997 Employee Stock Option Plan and 319 shares that such person owns under the Bank's 401(k) Plan. Such person also holds an option under the Employee Stock Option Plan to purchase an additional 14,000 shares, which has not yet vested.

(4) Includes 5,000 shares that such person has the right to acquire within 60 days of May 15, 1998, pursuant to the Company's 1997 Employee Stock Option Plan and 671 shares that such person owns under the Bank's 401(k) Plan.

(5) The percentages shown are based on the 1,495,000 shares of the Company's Common Stock outstanding as of May 15, 1998, plus the number of shares that the named person or group has the right to acquire within 60 days of May 15, 1998. The percentages shown do not reflect the 1,000,000 additional shares that will be outstanding following the completion of the offering, or any shares of Common Stock that may be acquired in the offering. The Company expects that the percentage ownership shown in the table will decrease significantly as a result of the issuance of the shares in the offering.

     To the best of the Company's knowledge, as of May 15, 1998, no person owned more than 5% of the Company's outstanding Common Stock.

                           SUPERVISION AND REGULATION

GENERAL

     Financial institutions and their holding companies are extensively regulated under federal and state law and regulations. Such provisions applicable to banks and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, lending activities and practices, nature and amount of collateral for loans, establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and the Bank establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds, the depositors of the Bank, and the public, rather than shareholders of the Bank or the Company. Any change in government regulation may have a material effect on the business of the Company and the Bank.

     There has been significant legislative and regulatory change relating to the financial services industry in recent years. Non-bank financial institutions, such as securities brokerage firms, insurance companies and money market funds, have been permitted to engage in activities that directly compete with traditional bank business. The services that banks are permitted to provide and the types of accounts banks may offer to depositors have been expanded. Geographic constraints on the operations of financial institutions and their holding companies have been relaxed.

THE COMPANY

     General. The Company is a registered bank holding company, subject to supervision and examination by the Federal Reserve. The Company is required to make periodic reports to the Federal Reserve and to furnish such other information as the Federal Reserve may require under the BHCA.

     Federal Reserve policy requires a bank holding company such as the Company to serve as a source of financial and managerial strength to its banking subsidiaries. Under this policy, a bank holding company must use available resources to provide adequate capital funds to a troubled banking subsidiary, even if it is not otherwise obligated to do so. In addition, in certain circumstances a Michigan state bank having impaired capital may be required by the Commissioner of the FIB either to restore the bank's capital by a special assessment upon its shareholders, or to initiate the liquidation of the bank.

     Investments and Activities. In general, the BHCA requires a bank holding company to obtain prior approval of the Federal Reserve before it may merge with or consolidate into another bank holding company, acquire substantially all the assets of any bank or bank holding company, or acquire ownership or control of any voting shares of any bank or bank holding company, if after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such bank holding company or bank. In acting on such applications, the Federal Reserve considers statutory factors, including the financial and managerial condition of the parties, their record of performance under the Community Reinvestment Act, and the impact upon competition in relevant geographic and product markets.

     The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank, and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. Upon notice to the Federal Reserve, bank holding companies may engage in, and may own shares of companies engaged in, certain businesses found by the Federal Reserve to be so closely related to banking or the management or control of banks as to be a proper incident thereto. Under current Federal Reserve regulations, a holding company and its non-bank subsidiaries are permitted to engage in financial and investment advisory, sales and consumer finance, equipment leasing, data processing, discount securities brokerage, mortgage banking and brokerage, and other activities. These activities are subject to certain limitations imposed by the regulations.

     Capital Requirements. The Federal Reserve's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: (i) a leverage capital requirement expressed as a percentage of total assets, (ii) a qualifying capital requirement expressed as a percentage of risk-weighted assets, (iii) a Tier 1 leverage requirement expressed as a percentage of total assets, and (iv) for bank holding companies having defined trading activities equal to 10% or more of total assets (or $1 billion, whichever is less), a risk-based capital ratio adjusted for market risk. The leverage capital requirement consists of a minimum ratio of total capital to total assets of 6%, with an expressed expectation that banking organizations generally should operate above such minimum level. The qualifying capital requirement consists of a minimum ratio of total qualifying capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital (which consists principally of shareholders' equity). The Tier 1 leverage requirement consists of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly rated companies, with minimum requirements of 4% to 5% for all others. The Company is not currently subject to the capital ratio requirement relative to market risk.

     Each of the capital guidelines currently used by the Federal Reserve is a minimum requirement, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization (such as the Company) experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels. The Federal Reserve's regulations provide that the capital guidelines will generally be applied on a bank-only (rather than a consolidated) basis in the case of a bank holding company (such as the Company) with less than $150 million in total consolidated assets.

THE BANK

     General. The Bank is a Michigan-chartered bank, subject to supervision and examination by the FIB. Deposit accounts with the Bank are insured by the FDIC pursuant to the Federal Deposit Insurance Act ("FDIA") and regulations issued thereunder by the FDIC. Federal Reserve and FDIC regulations affect many activities of the Bank, including the permissible types and amounts of loans, investments, capital adequacy, branching, interest payable on deposits, required reserves, and the safety and soundness of the Bank's practices. The regulations are intended primarily for the protection of the Bank's depositors and customers, and not the shareholders of the Bank or the Company. The Bank is regulated and examined by the FDIC, and is not a member of the Federal Reserve System.

     The Bank is subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the Company or its subsidiaries, on investments in the stock or other securities of the Company or its subsidiaries, and the acceptance of the stock or other securities of the Company or its subsidiaries as collateral for loans to any person. Federal law places restrictions on the amount and nature of loans to executive officers, directors and controlling persons of banks insured by the FDIC and holding companies controlling such banks.

     Capital Requirements. The FDIC's capital guidelines for state chartered, FDIC-insured non-member banks (such as the Bank) include (a) a leverage measure, consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks and a minimum requirement of 4% to 5% for all others, and (b) a risk-based capital measure consisting of a minimum ratio of qualifying total capital to risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. Tier 1 capital consists principally of shareholders' equity. In addition, the FDIC has adopted requirements for each such bank having defined trading activities as shown on its most recent Consolidated Report of Condition and Income ("Call Report") in an amount equal to 10% or more of its total assets (or $1 billion, whichever is less) (i) to measure its market risk using an internal value-at-risk model conforming to the FDIC's capital guidelines, and
(ii) to maintain a commensurate amount of additional capital to reflect such risk. The FDIC's capital guidelines establish minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions.

     In addition to the foregoing, under the terms of the FDIC Order granting the Bank deposit insurance coverage, the Bank is required to maintain a ratio of Tier 1 capital to total assets of not less than 8% until December 15, 2000. The regulatory capital ratios of the Company and the Bank, respectively, at March 31, 1998, and December 31, 1997, are set forth in Note 13 of the Notes to Consolidated Financial Statements of the Company elsewhere in this Prospectus.

     Prompt Corrective Action. Among other things, the FDIA requires the federal depository institution regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. The scope and degree of regulatory intervention is linked to the capital category in which a depository institution falls. The FDIA and the implementing regulations of the Federal depository institution regulators establish five capital categories, ranging from "well capitalized" to "critically undercapitalized," based upon an institution's qualifying capital to risk-based assets, Tier 1 capital to risk-based assets, and Tier 1 capital to total assets ratios. Each depository institution is periodically assigned to a capital category, generally on the basis of its most recent Call Report.

     Depending upon the capital category in which an institution falls, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.

DIVIDENDS

     The Company is a corporation separate and distinct from the Bank. The ability of the Company to obtain funds for the payment of dividends and for other cash requirements will be dependent on the amount of dividends that may be declared by its subsidiary, the Bank. The Bank is subject to limitations on the dividends it may pay to the Company.

     As a banking corporation organized under Michigan law, the Bank will be restricted as to the maximum amount of dividends it may pay on its common stock. The Bank may not pay dividends except out of net profits after deducting its losses and bad debts. The Bank may not declare or pay a dividend unless it will have a surplus amounting to at least 20% of its capital after the payment of the dividend. If the Bank has a surplus less than the amount of its capital it may not declare or pay any dividend until an amount equal to at least 10% of net profits for the preceding half year (in the case of quarterly or semiannual dividends) or full year (in the case of annual dividends) has been transferred to surplus. The Bank may, with the approval of the Commissioner of the FIB, by vote of shareholders owning two-thirds of the stock eligible to vote increase its capital stock by a declaration of a stock dividend, provided that after the increase its surplus equals at least 20% of its capital stock, as increased. The Bank may not declare or pay any dividend on its common stock until the cumulative dividends on preferred stock (should any such stock be issued and outstanding) have been paid in full. The Bank has no present plans to issue preferred stock.

     The FDIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDIC may prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if such payment is determined, by reason of the financial condition of such bank, to be an unsafe and unsound banking practice.

     It is the policy of the Federal Reserve that a bank holding company should not pay cash dividends unless (i) the organization's net income available to common equity for the past year is sufficient to fully fund the dividends, and
(ii) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality, and overall financial condition. For small bank holding companies (those with less than $150 million in assets), the Federal Reserve's position is that such companies should not pay dividends so long as they have a debt-to-equity ratio of 1:1 or greater. The Federal Reserve has also expressed the view that a bank holding company should not pay cash dividends that can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing.

     Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability in appropriate cases to proscribe the payment of dividends by banks and bank holding companies. Similar enforcement powers over the Bank are possessed by the FDIC. The "prompt corrective action" provisions of the FDIA impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels and, in some cases, their parent bank holding companies. In addition to the restrictions on dividends imposed by the Federal Reserve, the MBCA imposes certain restrictions on the declaration and payment of dividends by Michigan corporations such as the Company. See "Description of Capital Stock -- Common Stock -- Dividend Rights."

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 9,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. As of the date of this Prospectus, there are 1,495,000 shares of Common Stock issued and outstanding. No shares of Preferred Stock have been issued by the Company.

     Michigan law allows the Company's Board of Directors to issue additional shares of stock up to the total amount of Common Stock and Preferred Stock authorized without obtaining the prior approval of the shareholders.

PREFERRED STOCK

     The Board of Directors of the Company is authorized to issue Preferred Stock, in one or more series, from time to time, with such voting powers, full or limited but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitation or restrictions thereof, as may be provided '-in the resolution or resolutions adopted by the Board of Directors. The authority of the Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof; (i) the number of shares and designation of such series; (ii) the dividend rate and whether dividends are to be cumulative; (iii) whether shares are to be redeemable, and, if so, whether redeemable for cash, property or rights; (iv) the rights to which the holders of shares shall be entitled, and the preferences, if any, over any other series; (v) whether the shares shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, upon what conditions; (vi) whether the shares shall be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of such conversion or exchange; (vii) the voting powers, full or limited, if any, of the shares; (viii) whether the issuance of any additional shares, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and (ix) any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions.

COMMON STOCK

  Dividend Rights

     Subject to any prior rights of any holders of Preferred Stock then outstanding, the holders of the Common Stock will be entitled to dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. Under Michigan law, dividends may be legally declared or paid only if after the distribution the Company can pay its debts as they come due in the usual course of business and the Company's total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock then outstanding whose preferential rights are superior to those receiving the distribution.

     Funds for the payment of dividends by the Company are expected to be obtained primarily from dividends of the Bank. There can be no assurance that the Company will have funds available for dividends, or that if funds are available, that dividends will be declared by the Company's Board of Directors. As the Bank is not expected to be profitable during its start up period, the Company does not expect to be in a position to declare dividends at any time in the foreseeable future.

  Voting Rights

     Subject to the rights, if any, of holders of shares of Preferred Stock then outstanding, all voting rights are vested in the holders of shares of Common Stock. Each share of Common Stock entitles the holder thereof to one vote on all matters, including the election of directors. Shareholders of the Company do not have cumulative voting rights.

  Preemptive Rights

     Holders of Common Stock do not have preemptive rights.

  Liquidation Rights

     Subject to any rights of any Preferred Stock then outstanding, holders of Common Stock are entitled to share on a pro rata basis in the net assets of the Company which remain after satisfaction of all liabilities.

  Transfer Agent

     State Street Bank & Trust Company of Boston, Massachusetts, serves as the transfer agent of the Company's Common Stock.

CERTAIN CHARTER PROVISIONS

     The following provisions of the Company's Articles of Incorporation may delay, defer, prevent, or make it more difficult for a person to acquire the Company or to change control of the Company's Board of Directors, thereby reducing the Company's vulnerability to an unsolicited takeover attempt.

  Classification of the Board of Directors

     The Company's Articles of Incorporation provide for the Board of Directors to be divided into three classes with staggered terms; each class to be as nearly equal in number as possible. Each director is elected for a three year term. Approximately one-third of the Board positions are filled by a shareholder vote each year. Any vacancies in the Board, or newly created director positions, may be filled by vote of the directors then in office. The Company's Articles of Incorporation provide that the number of directors shall be fixed by majority of the Board at no fewer than six nor more than fifteen.

  Removal of Directors

     The MBCA provides that, unless the articles of incorporation otherwise provide, shareholders may remove a director or the entire Board of Directors with or without cause. The Company's Articles of Incorporation provide that a director may be removed only for cause and only by the affirmative vote of the holders of a majority of the voting power of all the shares of the Company entitled to vote generally in the election of directors.

  Filling Vacancies on the Board of Directors

     The Company's Articles of Incorporation provide that a new director chosen to fill a vacancy on the Board of Directors will serve for the remainder of the full term of the class in which the vacancy occurred.

  Nominations of Director Candidates

     The Company's Articles of Incorporation include a provision governing nominations of director candidates. Nominations for the election of directors may be made by the Board of Directors, a nominating committee appointed by the Board of Directors, or any shareholder entitled to vote for directors. In the case of a shareholder nomination, the Articles of Incorporation provide certain procedures that must be followed. A shareholder intending to nominate candidates for election must deliver written notice containing certain specified information to the Secretary of the Company at least sixty (60) days but not more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

  Certain Shareholder Action

     The Company's Articles of Incorporation require that any shareholder action must be taken at an annual or special meeting of shareholders, that any meeting of shareholders must be called by the Board of Directors or the Chairman of the Board, and, unless otherwise provided by law, prohibit shareholder action by written consent. Shareholders of the Company are not permitted to call a special meeting of shareholders or require that the Board call such a special meeting. The MBCA permits shareholders holding 10% or more of all of the shares entitled to vote at a meeting to request the Circuit Court of the County in which the Company's principal place of business or registered office is located to order a special meeting of shareholders for good cause shown.

  Increased Shareholders Vote for Alteration, Amendment or Repeal of Article Provisions

     The Company's Articles of Incorporation require the affirmative vote of the holders of at least 66 2/3 percent of the voting stock of the Company entitled to vote generally in the election of directors for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with the foregoing provisions of the Company's Articles of Incorporation.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Michigan Fair Price Act Certain provisions of the MBCA establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters (the "Fair Price Act"). The Fair Price Act provides that a supermajority vote of 90 percent of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10 percent or more of the outstanding voting shares of the Company. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with, a specified person.

     The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (i) the purchase price to be paid for the shares of the Company in the business combination must be at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the Company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

     The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the Fair Price Act by resolution prior to the time that the interested shareholder first became an interested shareholder.

     Control Share Act. The MBCA regulates the acquisition of "control shares" of large public Michigan corporations (the "Control Share Act"). Following completion of the offering, the Control Share Act is expected to apply to the Company and its shareholders.

     The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power, alone or as part of a group, at or above any of the following thresholds: 20 percent, 33 1/3 percent or 50 percent. Under the Control Share Act, an acquiror may not vote "control shares" unless the Company's disinterested shareholders (defined to exclude the acquiring person, officers of the target Company, and directors of the target Company who are also employees of the Company) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

     The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' right upon all of the corporation's shareholders except the acquiring person.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation provide that the Company shall indemnify its present and past directors, officers, and such other persons as the Board of Directors may authorize, to the fullest extent permitted by law.

     The Company's Bylaws contain indemnification provisions concerning third party actions as well as actions in the right of the Company. The Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a director or officer of the Company, or while serving as such a director or officer, is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees), judgments, penalties, fees and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or its shareholders, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by the Company or the Bank to their respective directors or officers otherwise permitted under the MBCA or the Michigan Banking Code, respectively.

     With respect to derivative actions, the Bylaws provide that the Company shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure. a judgment in its favor by reason of the fact that he or she is or was a director or officer of the Company, or, while serving as such a director or officer, is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic Company, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees) and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or its shareholders. No indemnification is provided in the Bylaws in respect of any claim, issue or matter in which such person has been found liable to the Company except to the extent that a court of competent jurisdiction determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions discussed above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "SEC") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The Company has purchased directors' and officers' liability insurance for directors and officers of the Company and the Bank.

LIMITATION OF DIRECTOR LIABILITY

     The MBCA permits corporations to limit the personal liability of their directors in certain circumstances The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of the director's fiduciary duty. However, they do not eliminate or limit the liability of a director for any breach of a duty, act or omission for which the elimination or limitation of liability is not permitted by the MBCA, currently including, without limitation, the following: (1) breach of the director's duty of loyalty to the Company or its shareholders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) illegal loans, distributions of dividends or assets, or stock purchases as described in Section 551(1) of the MBCA; and (4) transactions from which the director derived an improper personal benefit.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, the Company expects to have 2,495,000 shares of its Common Stock outstanding. The 1,000,000 shares of the Company's Common Stock sold in the offering (plus any additional shares sold upon the Underwriters' exercise of their over-allotment option) have been registered with the SEC under the Securities Act and may generally be resold without registration under the Securities Act unless they were acquired by directors, executive officers, or other affiliates of the Company (collectively, "Affiliates"). Affiliates of the Company may generally only sell shares of the Common Stock pursuant to Rule 144 under the Securities Act.

     In general, under Rule 144 as currently in effect, an affiliate (as defined in Rule 144) of the Company may sell shares of Common Stock within any three-month period in an amount limited to the greater of 1% of the outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, holding periods for restricted shares, notice requirements, and the availability of current public information about the Company.

     The Company, and the directors and executive officers of the Company, have agreed, or will agree, that they will not issue, offer for sale, sell, transfer, grant options to purchase or otherwise dispose of any shares of Common Stock without the prior written consent of the Underwriter, for a period of 150 days from the date of this Prospectus (the "Lock-Up"), except that (i) the Company may issue shares upon the exercise of options under the Company's 1997 Employee Stock Option Plan, and (ii) the directors and executive officers may give Common Stock owned by them to others who have agreed in writing to be bound by the same agreement. Approximately 288,382 shares of Common Stock are subject to the Lock-Up.

     As of June 1, 1998, the Company had issued options to seven employees to purchase an aggregate of 90,750 shares of its Common Stock at exercise prices ranging from $10 to $13 per share pursuant to the Company's 1997 Employee Stock Option Plan. These options have expiration dates ranging from July 2007 to January 2008. The Company has reserved for issuance under the Plan 130,000 shares of Common Stock, including the 90,750 shares already subject to outstanding options. As of June 1, 1998, no options granted under the Plan had been exercised.

     Prior to the offering, there has been only a limited public trading market for the Common Stock, and no predictions can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the prevailing market price of the Common Stock after completion of the offering. Nevertheless, sales of substantial amounts of Common Stock in the public market could have an adverse effect on prevailing market prices.

                                  UNDERWRITING

     The Underwriter has agreed, subject to the terms and conditions of the Underwriting Agreement, that it will purchase from the Company, on a firm commitment basis, 1,000,000 shares of Common Stock. The Underwriting Agreement provides that the obligations of the Underwriter thereunder are subject to certain conditions and provides for the Company's payment of certain expenses incurred in connection with the review of the underwriting arrangements for the offering by the NASD. The Underwriter is obligated to purchase all 1,000,000 of the shares of Common Stock offered by this Prospectus (excluding the additional 150,000 shares covered by the over-allotment option granted to the Underwriter) if any are purchased.

     If the Underwriting Agreement is terminated, except in certain limited cases, the Underwriting Agreement provides that the Company will reimburse the Underwriter for all accountable out-of-pocket expenses incurred by it in connection with the proposed purchase and sale of the Common Stock, up to a maximum of $50,000.

     The Company and the Underwriter have agreed that the Underwriter will purchase the 1,000,000 shares of Common Stock offered hereunder at a price to
the public of $          per share less underwriting discounts of $          per
share. The Underwriter proposes to offer the Common Stock to selected dealers
who are members of the NASD at a price of $          per share less a concession
not in excess of $          per share. The Underwriter may allow, and such
dealers may re-allow, concessions not in excess of $          per share to
certain other brokers and dealers. After the Common Stock is released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriter.

     The Company, and the directors and executive officers of the Company, have agreed to be subject to certain lock-up restrictions as described above in "Shares Eligible for Future Sale."

     The Underwriter has informed the Company that the Underwriter does not intend to make sales to any accounts over which the Underwriter exercise discretionary authority.

     The Company has granted the Underwriter an option, exercisable within 30 days after the date of the offering, to purchase up to an additional 150,000 shares of Common Stock from the Company to cover over-allotments, if any, at the same price per share as is to be paid by the Underwriter for the other shares offered by this Prospectus. The Underwriter may purchase such shares only to cover over-allotments, if any, in connection with the offering.

     The Underwriting Agreement contains indemnity provisions between the Underwriter and the Company and the controlling persons thereof against certain liabilities, including liabilities arising under the Securities Act. The Company is generally obligated to indemnify the Underwriter and its controlling persons in connection with losses or claims arising out of any untrue statement of a material fact contained in this Prospectus or in related documents filed with the Commission or with any state securities administrator, or any emission of certain material facts from such documents.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports with the SEC. Such reports can be inspected and copied at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company is required to file electronic versions of these documents with the SEC through the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The SEC maintains a World Wide Web site at http://www.sec.gov. that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

     Although the Company is not required by Section 15(d) of the Exchange Act to do so, the Company intends to furnish its shareholders with annual reports containing audited financial information.

     This Prospectus constitutes a part of a Registration Statement on Form SB-2 filed by the Company with the SEC under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered by this Prospectus. Any statements contained in this Prospectus concerning the provisions of any document are not necessarily complete, and in such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Dickinson Wright PLLC, Detroit, Michigan. Honigman Miller Schwartz and Cohn, Detroit, Michigan, is acting as counsel for the Underwriter in connection with certain legal matters relating to the shares of Common Stock offered by this Prospectus. As of June 1, 1998, members of Dickinson Wright PLLC who perform services for the Company, owned approximately 4,975 shares of Common Stock of the Company.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1997, and for the period July 15, 1997 (inception) through December 31, 1997, included in this Prospectus have been audited by Crowe, Chizek and Company LLP, independent public accountants, as indicated in their report with respect thereto. Such financial statements and their report have been included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                          MERCANTILE BANK CORPORATION
                             GRAND RAPIDS, MICHIGAN
                       CONSOLIDATED FINANCIAL STATEMENTS
                MARCH 31, 1998 (UNAUDITED) AND DECEMBER 31, 1997

                                    CONTENTS

                                                                PAGE NO.
                                                                --------
Report of Independent Auditors..............................      F-2
Consolidated Financial Statements
  Consolidated Balance Sheets...............................      F-3
  Consolidated Statements of Income.........................      F-4
  Consolidated Statements of Comprehensive Income...........      F-5
  Consolidated Statements of Changes in Shareholders'
     Equity.................................................      F-6
  Consolidated Statements of Cash Flows.....................      F-7
  Notes to Consolidated Financial Statements................      F-8

                               CROWE CHIZEK LOGO

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Mercantile Bank Corporation
Grand Rapids, Michigan

     We have audited the accompanying consolidated balance sheet of Mercantile Bank Corporation as of December 31, 1997 and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the period from July 15, 1997 (date of inception) through December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Mercantile Bank Corporation at December 31, 1997, and the results of its operations and its cash flows for the period from July 15, 1997 (date of inception) through December 31, 1997 in conformity with generally accepted accounting principles.

                                        /s/ CROWE, CHIZEK AND COMPANY LLP

                                        CROWE, CHIZEK AND COMPANY LLP

Grand Rapids, Michigan
February 6, 1998

                          MERCANTILE BANK CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                MARCH 31      DECEMBER 31
                                                                  1998           1997
                                                               -----------    -----------
                                                               (UNAUDITED)
ASSETS
  Cash and due from banks...................................   $ 6,175,366    $   153,300
  Short term investments....................................     2,753,575      3,250,000
  Federal funds sold........................................       400,000      3,700,000
                                                               -----------    -----------
       Total cash and cash equivalents......................     9,328,941      7,103,300
  Securities available for sale.............................     6,495,983      2,997,500
  Total loans...............................................    76,140,669     12,886,763
  Allowance for loan losses.................................    (1,192,100)      (193,300)
                                                               -----------    -----------
       Total loans, net.....................................    74,948,569     12,693,463
  Premises and equipment -- net.............................     1,316,711        953,982
  Organizational costs -- net...............................        76,496         74,871
  Accrued interest receivable...............................       481,766         52,811
  Other assets..............................................       426,973        233,258
                                                               -----------    -----------
       Total assets.........................................   $93,075,439    $24,109,185
                                                               ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits
     Noninterest-bearing....................................   $10,598,157    $ 7,207,482
     Interest-bearing.......................................    64,786,174      2,480,782
                                                               -----------    -----------
       Total................................................    75,384,331      9,688,264
  Securities sold under agreements to repurchase............     5,088,198        655,447
  Accrued expenses and other liabilities....................       268,433        292,204
                                                               -----------    -----------
       Total liabilities....................................    80,740,962     10,635,915
Shareholders' equity
  Preferred stock, no par value; 1,000,000 shares
     authorized, none issued
  Common stock, no par value: 9,000,000 shares authorized
     and 1,495,000 shares outstanding.......................    13,880,972     13,880,972
  Retained deficit..........................................    (1,545,648)      (404,071)
  Net unrealized loss on securities available for sale......          (847)        (3,631)
                                                               -----------    -----------
     Total shareholders' equity.............................    12,334,477     13,473,270
                                                               -----------    -----------
       Total liabilities and shareholders' equity...........   $93,075,439    $24,109,185
                                                               ===========    ===========

          See accompanying notes to consolidated financial statements.

                          MERCANTILE BANK CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                        PERIOD FROM
                                                                                       JULY 15, 1997
                                                                 THREE MONTHS       (DATE OF INCEPTION)
                                                                    ENDED                 THROUGH
                                                                MARCH 31, 1998       DECEMBER 31, 1997
                                                                --------------      -------------------
                                                                 (UNAUDITED)
Interest income
  Loans, including fees.....................................     $ 1,047,970            $   25,761
  Federal funds sold........................................          33,345
  Securities................................................          97,390               127,868
                                                                 -----------            ----------
     Total interest income..................................       1,178,705               153,629
Interest expense
  Deposits..................................................         550,279                 5,760
  Other.....................................................          28,662                 7,894
                                                                 -----------            ----------
     Total interest expense.................................         578,941                13,654
                                                                 -----------            ----------
NET INTEREST INCOME.........................................         599,764               139,975
Provision for loan losses...................................        (998,800)             (193,300)
                                                                 -----------            ----------
NET INTEREST LOSS AFTER PROVISION FOR LOAN LOSSES...........        (399,036)              (53,325)
Noninterest income
  Other income..............................................          14,440                    45
                                                                 -----------            ----------
     Total noninterest income...............................          14,440                    45
Noninterest expense
  Salaries and benefits.....................................         401,580               254,771
  Occupancy.................................................          68,374                39,101
  Furniture and equipment...................................          39,176                 5,907
  Other expense.............................................         247,851                51,012
                                                                 -----------            ----------
     Total noninterest expenses.............................         756,981               350,791
                                                                 -----------            ----------
LOSS BEFORE FEDERAL INCOME TAX..............................      (1,141,577)             (404,071)
Federal income tax expense..................................               0                     0
                                                                 -----------            ----------
NET LOSS....................................................     $(1,141,577)           $ (404,071)
                                                                 ===========            ==========
Basic and diluted loss per share............................     $      (.76)           $     (.27)
                                                                 ===========            ==========
Average shares outstanding..................................       1,495,000             1,495,000
                                                                 ===========            ==========

          See accompanying notes to consolidated financial statements.

                          MERCANTILE BANK CORPORATION

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                        PERIOD FROM
                                                                                       JULY 15, 1997
                                                                THREE MONTHS        (DATE OF INCEPTION)
                                                                   ENDED                  THROUGH
                                                               MARCH 31, 1998        DECEMBER 31, 1997
                                                               --------------       -------------------
                                                                (UNAUDITED)
NET LOSS....................................................    $(1,141,577)             $(404,071)
Other comprehensive income, net of tax
  Change in unrealized gains (losses) on securities.........          2,784                 (3,631)
                                                                -----------              ---------
COMPREHENSIVE LOSS..........................................    $(1,138,793)             $(407,702)
                                                                ===========              =========

          See accompanying notes to consolidated financial statements.

                          MERCANTILE BANK CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
  THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED) AND PERIOD FROM JULY 15, 1997
                 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1997

                                                                            NET UNREALIZED
                                                                               LOSS ON
                                                                              SECURITIES          TOTAL
                                                COMMON        RETAINED        AVAILABLE       SHAREHOLDERS'
                                                 STOCK        EARNINGS         FOR SALE          EQUITY
                                              -----------    -----------    --------------    -------------
BALANCE, JULY 15, 1997 (DATE OF
  INCEPTION)..............................    $         0    $         0       $     0         $         0
Common stock sale, December 15, 1997......     13,880,972                                       13,880,972
Net loss for the period from July 15, 1997
  (date of inception) through December 31,
  1997....................................                      (404,071)                         (404,071)
Unrealized loss on securities available
  for sale, net of tax....................                                      (3,631)             (3,631)
                                              -----------    -----------       -------         -----------
BALANCE, DECEMBER 31, 1997................     13,880,972       (404,071)       (3,631)         13,473,270
Net income for the period from January 1,
  1998 through March 31, 1998.............                    (1,141,577)                       (1,141,577)
Unrealized gain on securities available
  for sale, net of tax....................                                       2,784               2,784
                                              -----------    -----------       -------         -----------
BALANCE, MARCH 31, 1998...................    $13,880,972    $(1,545,648)      $  (847)        $12,334,477
                                              ===========    ===========       =======         ===========

          See accompanying notes to consolidated financial statements.

                          MERCANTILE BANK CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        PERIOD FROM
                                                                                       JULY 15, 1997
                                                                 THREE MONTHS       (DATE OF INCEPTION)
                                                                    ENDED                 THROUGH
                                                                MARCH 31, 1998       DECEMBER 31, 1997
                                                                --------------      -------------------
                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................     $(1,141,577)          $   (404,071)
  Adjustments to reconcile net loss to net cash from
     operating activities
     Depreciation and amortization..........................          42,806                    119
     Provision for loan losses..............................         998,800                193,300
     Gain on sale of loans..................................         (14,137)
     Loans originated for sale..............................      (1,209,620)
     Proceeds from loans sold...............................       1,223,757
     Net change in
       Organizational costs.................................          (1,625)               (74,871)
       Accrued interest receivable and other assets.........        (622,670)              (286,069)
       Accrued expenses and other liabilities...............         (23,772)               292,204
                                                                 -----------           ------------
          Net cash from operating activities................        (748,038)              (279,388)
CASH FLOWS FROM INVESTING ACTIVITIES
  Net increase in loans.....................................     (63,253,906)           (12,886,763)
  Purchase of
     Securities available for sale..........................      (3,496,607)            (3,001,250)
     Premises and equipment, net............................        (404,626)              (953,982)
                                                                 -----------           ------------
          Net cash from investing activities................     (67,155,139)           (16,841,995)
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from sale of 1,495,000 shares of common stock....                             13,880,972
  Net increase in deposits..................................      65,696,067              9,688,264
  Net increase in securities sold under agreements to
     repurchase.............................................       4,432,751                655,447
                                                                 -----------           ------------
          Net cash from financing activities................      70,128,818             24,224,683
                                                                 -----------           ------------
Net change in cash and cash equivalents.....................       2,225,641              7,103,300
Cash and cash equivalents at beginning of period............       7,103,300                      0
                                                                 -----------           ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $ 9,328,941           $  7,103,300
                                                                 ===========           ============
Supplemental disclosures of cash flow information
  Cash paid during the period for
     Interest...............................................     $   445,820           $      1,391

          See accompanying notes to consolidated financial statements.

                          MERCANTILE BANK CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                MARCH 31, 1998 (UNAUDITED) AND DECEMBER 31, 1997

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation: The consolidated financial statements include the accounts of Mercantile Bank Corporation and its wholly-owned subsidiary, Mercantile Bank of West Michigan, after elimination of significant intercompany transactions and accounts.

     Nature of Operations: Mercantile Bank Corporation ("Corporation") was incorporated on July 15, 1997 as a bank holding company to establish and own Mercantile Bank of West Michigan (Bank) based in Grand Rapids, Michigan. The Bank is a community-based financial institution. The Bank's loan and deposit accounts are primarily with customers located in western Michigan, within Kent County. The Bank began operations on December 15, 1997, after several months of work by incorporators and employees in preparing applications with the various regulatory agencies and obtaining insurance and building space. A portion of the costs incurred prior to opening, those associated with organizational costs ($76,148), have been capitalized and are being amortized over 60 months, while the remaining costs were expensed ($177,584) and are included in the 1997 income statement.

     Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

     Cash Flow Reporting: Cash and cash equivalents include cash on hand, demand deposits with other financial institutions, short-term investments (securities with daily put provisions) and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

     Comprehensive Income: Under a new accounting standard, comprehensive income is now reported for all periods. Comprehensive income includes both net income and other comprehensive income. Other comprehensive income includes the change in unrealized gains and losses on securities available for sale.

     Securities: Securities available for sale consist of those securities which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of shareholders' equity, until realized.

     Premiums and discounts on securities are recognized in interest income using the interest method over the estimated life of the security. Gains and losses on the sale of securities available for sale are determined based upon amortized cost of the specific security sold.

     Loans: Loans are reported at the principal balance outstanding, net of deferred loan fees and costs. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

     Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and recoveries, and decreased by charge-offs. Management estimates the allowance balance required based on past industry loan loss experience, known and inherent risks in similar portfolios, and economic conditions. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

     Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in aggregate for smaller-balance loans of similar nature such as residential mortgage, consumer and

                          MERCANTILE BANK CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                MARCH 31, 1998 (UNAUDITED) AND DECEMBER 31, 1997

credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates a doubtful classification. There were no loans classified as impaired as of December 31, 1997 or for the period from July 15, 1997 (date of inception) through March 31, 1998.

     Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the respective assets. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized. These assets are reviewed for impairment under SFAS No. 121 when events indicate the carrying amount may not be recoverable.

     Stock Options: No expense for stock options is recorded, as the grant price equals the market price of the stock at grant date. Pro-forma disclosures show the effect on income and earnings per share had the options' fair value been recorded using an option pricing model. The pro-forma effect is expected to increase in the future. Options granted vest over two years and have a maximum term of ten years.

     Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance has been established to the extent of net deferred tax assets due to a lack of operating performance to ensure that it is more likely than not it would be recovered.

     Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

     Dividend Restriction: The Corporation and Bank are subject to banking regulations which require the maintenance of certain capital levels and which may limit the amount of dividends which may be paid.

     Earnings (Loss) Per Share: Basic earnings (loss) per share is based on weighted average common shares outstanding. Diluted earnings (loss) per share further assumes issuance of any dilutive potential common shares.

                          MERCANTILE BANK CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                MARCH 31, 1998 (UNAUDITED) AND DECEMBER 31, 1997

NOTE 2 -- SECURITIES

     The amortized cost and fair values of securities were as follows:

AVAILABLE FOR SALE

                                                                     GROSS         GROSS
                                                     AMORTIZED     UNREALIZED    UNREALIZED
                                                        COST         GAINS         LOSSES      FAIR VALUES
                                                     ---------     ----------    ----------    -----------
MARCH 31, 1998 (UNAUDITED)
  U.S. Treasury securities.......................    $6,496,830      $1,125       $(1,972)     $6,495,983
                                                     ==========      ======       =======      ==========
DECEMBER 31, 1997
  U.S. Treasury securities.......................    $3,001,131      $    0       $(3,631)     $2,997,500
                                                     ==========      ======       =======      ==========

     The amortized cost and fair values of debt investment securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                AMORTIZED
                                                                   COST         FAIR VALUES
                                                                ---------       -----------
MARCH 31, 1998 (UNAUDITED)
  Due in three months or less...............................    $2,003,287      $2,003,750
  Due in three months through one year......................     4,493,543       4,492,233
                                                                ----------      ----------
                                                                $6,496,830      $6,495,983
                                                                ==========      ==========
DECEMBER 31, 1997
  Due in one year or less...................................    $3,001,131      $2,997,500
                                                                ==========      ==========

     There were no sales of securities for the period from July 15, 1997 (date of inception) through December 31, 1997, or for the period from January 1, 1997 through March 31, 1998 (Unaudited).

     Securities with a par value of approximately $500,000, were pledged to secure public deposits and for various other purposes as required or permitted by law at March 31, 1998 (Unaudited) and December 31, 1997. Securities with a par value of $6,000,000 and $2,500,000 were pledged to secure short-term borrowings at March 31, 1998 (Unaudited) and December 31, 1997, respectively.

NOTE 3 -- LOANS AND ALLOWANCE FOR LOAN LOSSES

     Loans are as follows:

                                                        MARCH 31,       DECEMBER 31,
                                                          1998              1997
                                                       -----------      ------------
                                                       (UNAUDITED)
Mortgage -- residential............................    $   923,000
Commercial.........................................     73,340,669      $12,700,651
Consumer...........................................      1,877,000          186,112
                                                       -----------      -----------
                                                       $76,140,669      $12,886,763
                                                       ===========      ===========

                          MERCANTILE BANK CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                MARCH 31, 1998 (UNAUDITED) AND DECEMBER 31, 1997

     Activity in the allowance for loan losses is as follows:

                                                                          PERIOD FROM
                                                                         JULY 15, 1997
                                                     THREE MONTHS     (DATE OF INCEPTION)
                                                        ENDED               THROUGH
                                                    MARCH 31, 1998     DECEMBER 31, 1997
                                                    --------------    -------------------
                                                     (UNAUDITED)
Balance at beginning of period..................      $  193,300           $      0
  Provision charged to operating expense........         998,800            193,300
                                                      ----------           --------
Balance at end of period........................      $1,192,100           $193,300
                                                      ==========           ========

     There were no impaired loans at March 31, 1998 or December 31, 1997.

NOTE 4 -- PREMISES AND EQUIPMENT -- NET

     Premises and equipment are as follows:

                                                      MARCH 31,          DECEMBER 31,
                                                         1998                1997
                                                      ---------          ------------
                                                     (UNAUDITED)
Leasehold improvements..........................      $  714,383           $545,401
Furniture and equipment.........................         644,225            408,581
                                                      ----------           --------
                                                       1,358,608            953,982
Less accumulated depreciation...................         (41,897)
                                                      ----------           --------
  Balance at end of period......................      $1,316,711           $953,982
                                                      ==========           ========

NOTE 5 -- DEPOSITS

     Deposits are summarized as follows:

                                                      MARCH 31,          DECEMBER 31,
                                                         1998                1997
                                                      ---------          ------------
                                                     (UNAUDITED)
Noninterest-bearing demand deposit accounts.....     $10,598,157          $7,207,482
Money fund checking.............................       1,761,000             213,218
Savings accounts................................      11,908,000           2,089,539
Certificates of deposit.........................      51,117,174             178,025
                                                     -----------          ----------
                                                     $75,384,331          $9,688,264
                                                     ===========          ==========

     Maturities of deposits with a term of over one year were as follows, for the next five years:

                                                      MARCH 31,          DECEMBER 31,
                                                         1998                1997
                                                      ---------          ------------
                                                     (UNAUDITED)
1998............................................     $28,496,000           $ 57,862
1999............................................      22,621,174            120,163
2000............................................
                                                     -----------           --------
                                                     $51,117,174           $178,025
                                                     ===========           ========

     There were no time deposit accounts of $100,000 or more at year-end 1997. At March 31, 1998, there were approximately $18,988,000 in time deposits over $100,000.

                          MERCANTILE BANK CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                MARCH 31, 1998 (UNAUDITED) AND DECEMBER 31, 1997

NOTE 6 -- BORROWINGS

     Information relating to securities sold under agreements to repurchase follows:

                                                          MARCH 31,       DECEMBER 31,
                                                            1998              1997
                                                         -----------      ------------
                                                         (UNAUDITED)
Outstanding balance....................................  $5,088,198         $655,447
Average interest rate..................................        4.70%            4.70%
                                                          MARCH 31        DECEMBER 31
                                                            1998              1997
                                                         ----------         --------
                                                         (UNAUDITED)
Average balance........................................  $2,777,086         $  3,853
Average interest rate..................................        4.70%            4.70%
Maximum outstanding at any month end...................  $5,088,198         $655,447

     Securities sold under agreements to repurchase (repurchase agreements) generally have original maturities of less than one year. Repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as liabilities. Securities involved with the agreements are recorded as assets of the Bank and are primarily held in safekeeping by correspondent banks. Repurchase agreements are offered principally to certain large deposit customers as deposit equivalent investments.

NOTE 7 -- FEDERAL INCOME TAXES

     The Corporation recorded no current or deferred benefit for income taxes as a result of recording the valuation allowance in the amount of net deferred tax assets.

     Deferred tax assets consist of:

                                                                 MARCH 31,     DECEMBER 31,
                                                                   1998            1997
                                                                -----------    ------------
                                                                (UNAUDITED)
Deferred tax assets
  Start-up/pre-opening expenses.............................     $  92,722      $  97,811
  Provision for loan losses.................................       339,592         65,722
                                                                 ---------      ---------
Net deferred tax asset......................................       432,314        163,533
Valuation allowance for deferred tax assets.................      (432,314)      (163,533)
                                                                 ---------      ---------
       Net deferred tax asset after valuation allowance.....     $       0      $       0
                                                                 =========      =========

     As a result of the valuation allowance, the Corporation's effective tax rate was reduced from the statutory rate of 34% to 0%.

                          MERCANTILE BANK CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                MARCH 31, 1998 (UNAUDITED) AND DECEMBER 31, 1997

NOTE 8 -- STOCK OPTION PLAN

                                                                           PERIOD FROM
                                                                          JULY 15, 1997
                                                    THREE MONTHS       (DATE OF INCEPTION)
                                                       ENDED                 THROUGH
                                                   MARCH 31, 1998       DECEMBER 31, 1997
                                                   --------------      -------------------
                                                    (UNAUDITED)
Stock options outstanding
  Beginning....................................          77,750                     0
  Granted......................................          13,000                77,750
                                                    -----------             ---------
       Ending..................................          90,750                77,750
                                                    ===========             =========
  Minimum exercise price.......................     $     10.00             $   10.00
  Maximum exercise price.......................           13.00                 11.75
  Average exercise price.......................           10.78                 10.75
  Average remaining option term................       9.5 years             9.8 years
Estimated fair value of stock options
  granted:.....................................     $    67,080             $ 340,863
  Assumptions used:
     Risk-free interest rate...................            5.62%                 6.01%
     Expected option life......................         7 years               7 years
     Expected stock volatility.................              25%                   25%
     Expected dividends........................               0%                    0%
Pro-forma (loss) per share, assuming SFAS 123
  fair value method was used for stock options:
  Net loss.....................................     $(1,191,871)            $(448,029)
  Basic and diluted loss per share.............           (0.80)                (0.30)

NOTE 9 -- RELATED PARTIES

     Certain directors and executive officers of the Corporation, including their immediate families and companies in which they are principal owners, were loan customers of the Bank. At March 31, 1998 (Unaudited) and December 31, 1997, the Bank had approximately $7,285,000 and $5,940,000 in loan commitments to directors and executive officers, of which approximately $3,369,000 and $2,147,000 were outstanding at March 31, 1998 (Unaudited) and December 31, 1997.

     Related party deposits totaled approximately $12,196,000 and $416,000 at March 31, 1998 (Unaudited) and December 31, 1997.

NOTE 10 -- COMMITMENTS AND OFF-BALANCE-SHEET RISK

     Some financial instruments are used to meet customer financing needs and to reduce exposure to interest rate changes. These financial instruments include commitments to extend credit and standby letters of credit. These involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the financial statements.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment, and generally have fixed expiration dates. Standby letters of credit are conditional commitments to guarantee a customer's performance to a third party. Exposure to credit loss if the other party does not perform is represented by the contractual amount for commitments to extend credit

                          MERCANTILE BANK CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                MARCH 31, 1998 (UNAUDITED) AND DECEMBER 31, 1997

and standby letters of credit. Collateral or other security is normally not obtained for these financial instruments prior to their use, and many of the commitments are expected to expire without being used.

     A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk follows:

                                                         MARCH 31,       DECEMBER 31,
                                                           1998              1997
                                                        -----------      ------------
                                                        (UNAUDITED)
Commitments to make loans...........................    $ 4,803,967       $7,198,584
Commercial unused lines of credit...................     21,084,366        3,701,272
Consumer unused lines of credit.....................      1,348,894           64,356

     Commitments to make loans generally have termination dates of one year or less and may require a fee. Since many of the above commitments expire without being used, the above amounts do not necessarily represent future cash commitments. No losses are anticipated as a result of these transactions.

     The Bank leases the main office facility under an operating lease agreement. Total rental expense for the lease for 1997 was $37,463. Rental expense through March 31, 1998 (Unaudited) was $37,463. Future minimum rentals under this lease are as follows:

                                                         MARCH 31,       DECEMBER 31,
                                                           1998              1997
                                                        -----------      ------------
                                                        (UNAUDITED)
1998................................................       $112,387        $149,850
1999................................................        149,850         149,850
2000................................................        149,850         149,850
2001................................................        149,850         149,850
2002................................................        149,850         149,850
2003................................................        149,850

NOTE 11 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     The Bank opened for operations on December 15, 1997. As there have been no significant changes in interest rates from December 15, 1997 to year end or through March 31, 1998, the values shown on the balance sheet approximate market value at December 31, 1997 and March 31, 1998. The interest rates offered by the Bank for its loan and deposit products stayed the same during those time periods. Investment securities are disclosed at fair value in Note 2.

     While the estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to have disposed of such items at December 31, 1997 or March 31, 1998, the estimated fair values would necessarily have been achieved at those dates, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1997 and March 31, 1998 should not necessarily be considered to apply to subsequent dates.

     In addition, other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.

                          MERCANTILE BANK CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                MARCH 31, 1998 (UNAUDITED) AND DECEMBER 31, 1997

NOTE 12 -- EMPLOYEE BENEFIT PLANS

     The Corporation established a 401(k) plan effective January 1, 1998, covering substantially all its employees. The Corporation's first quarter 1998 matching 401(k) contribution charged to expense was $15,771. The percent of the Corporation's matching contributions to the 401(k) is determined annually by the Board of Directors.

NOTE 13 -- REGULATORY MATTERS

     The Corporation and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

     The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

                                                   CAPITAL TO RISK-
                                                   WEIGHTED ASSETS
                                                  ------------------       TIER 1 CAPITAL
                                                  TOTAL       TIER 1      TO AVERAGE ASSETS
                                                  -----       ------      -----------------
Well capitalized................................   10%          6%                5%
Adequately capitalized..........................    8           4                 4
Undercapitalized................................   ,8          ,4                ,4

     At March 31, 1998 and December 31, 1997, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were:

                                                                                                     MINIMUM
                                                                                                 REQUIRED TO BE
                                                                              MINIMUM           WELL CAPITALIZED
                                                                           REQUIRED FOR           UNDER PROMPT
                                                                         CAPITAL ADEQUACY       CORRECTIVE ACTION
                                                       ACTUAL                PURPOSES              REGULATIONS
                                                 ------------------      -----------------      -----------------
                                                 AMOUNT       RATIO      AMOUNT      RATIO      AMOUNT      RATIO
                                                 -------      -----      ------      -----      ------      -----
MARCH 31, 1998 (UNAUDITED)
Total capital (to risk weighted assets)
  Consolidated.................................  $13,360      16.3%      $6,564       8.0%      $8,204      10.0%
  Bank.........................................   12,759      15.6        6,556       8.0        8,195      10.0
Tier 1 capital (to risk weighted assets)
  Consolidated.................................   12,334      15.0        3,282       4.0        4,923       6.0
  Bank.........................................   11,735      14.3        3,272       4.0        4,917       6.0
Tier 1 capital (to average assets)
  Consolidated.................................   12,334      20.7        2,387       4.0        2,984       5.0
  Bank.........................................   11,735      19.7        2,383       4.0        2,979       5.0

                          MERCANTILE BANK CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                MARCH 31, 1998 (UNAUDITED) AND DECEMBER 31, 1997

                                                                                                     MINIMUM
                                                                                                 REQUIRED TO BE
                                                                              MINIMUM           WELL CAPITALIZED
                                                                           REQUIRED FOR           UNDER PROMPT
                                                                         CAPITAL ADEQUACY       CORRECTIVE ACTION
                                                       ACTUAL                PURPOSES              REGULATIONS
                                                 ------------------      -----------------      -----------------
                                                 AMOUNT       RATIO      AMOUNT      RATIO      AMOUNT      RATIO
                                                 -------      -----      ------      -----      ------      -----
DECEMBER 31, 1997
Total capital (to risk weighted assets)
  Consolidated.................................  $13,595      78.1%      $1,392       8.0%      $1,740      10.0%
  Bank.........................................   13,056      75.6        1,382       8.0        1,728      10.0
Tier 1 capital (to risk weighted assets)
  Consolidated.................................   13,402      77.0          696       4.0        1,044       6.0
  Bank.........................................   12,863      74.5          691       4.0        1,037       6.0
Tier 1 capital (to average assets)
  Consolidated.................................   13,402      69.7          769       4.0          961       5.0
  Bank.........................................   12,863      69.3          743       4.0          928       5.0

     The Corporation and Bank were categorized as well capitalized at March 31, 1998 (Unaudited) and year end 1997.

NOTE 14 -- MERCANTILE BANK CORPORATION (PARENT COMPANY ONLY)
           CONDENSED FINANCIAL STATEMENTS

     Following are condensed parent company only financial statements.

                            CONDENSED BALANCE SHEET

                                                                 MARCH 31,       DECEMBER 31,
                                                                   1998              1997
                                                                -----------      ------------
                                                                (UNAUDITED)
ASSETS
  Cash and cash equivalents.................................    $   513,761      $   536,824
  Investment in subsidiary..................................     11,733,934       12,862,806
  Other assets..............................................         95,926          126,545
                                                                -----------      -----------
     Total assets...........................................    $12,343,621      $13,526,175
                                                                ===========      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Liabilities...............................................    $     9,144      $    52,905
  Shareholders' equity......................................     12,334,477       13,473,270
                                                                -----------      -----------
     Total liabilities and shareholders' equity.............    $12,343,621      $13,526,175
                                                                ===========      ===========

                          MERCANTILE BANK CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                MARCH 31, 1998 (UNAUDITED) AND DECEMBER 31, 1997

                         CONDENSED STATEMENT OF INCOME

                                                                                        PERIOD FROM
                                                                                       JULY 15, 1997
                                                                 THREE MONTHS       (DATE OF INCEPTION)
                                                                    ENDED                 THROUGH
                                                                MARCH 31, 1998       DECEMBER 31, 1997
                                                                --------------      -------------------
                                                                 (UNAUDITED)
Income
  Other.....................................................     $     7,109             $  32,781
                                                                 -----------             ---------
     Total income...........................................           7,109                32,781
Expenses
  Other operating expenses..................................          17,030               303,289
                                                                 -----------             ---------
Loss before income tax and equity in undistributed net loss
  of subsidiaries...........................................          (9,921)             (270,508)
Federal income tax expense..................................
Equity in undistributed net loss of subsidiary..............      (1,131,656)             (133,563)
                                                                 -----------             ---------
NET LOSS....................................................     $(1,141,577)            $(404,071)
                                                                 ===========             =========

                       CONDENSED STATEMENT OF CASH FLOWS

                                                                                        PERIOD FROM
                                                                                       JULY 15, 1997
                                                                 THREE MONTHS       (DATE OF INCEPTION)
                                                                    ENDED                 THROUGH
                                                                MARCH 31, 1998       DECEMBER 31, 1997
                                                                --------------      -------------------
                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................     $(1,141,577)          $   (404,071)
  Adjustments to reconcile net loss to net cash from
     operating activities
     Equity in undistributed loss of subsidiary.............       1,131,656                133,563
     Change in other assets.................................          30,619               (126,545)
     Change in other liabilities............................         (43,761)                52,905
                                                                 -----------           ------------
       Net cash from operating activities...................         (23,063)              (344,148)
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from sale of 1,495,000 shares of common stock....                             13,880,972
  Capital investment into Mercantile Bank of West
     Michigan...............................................                            (13,000,000)
                                                                                       ------------
       Net cash from financing activities...................                                880,972
                                                                 -----------           ------------
Net change in cash and cash equivalents.....................         (23,063)               536,824
Cash and cash equivalents at beginning of period............         536,824                      0
                                                                 -----------           ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $   513,761           $    536,824
                                                                 ===========           ============

                        MERCANTILE BANK OF WEST MICHIGAN
                                  GROUP PHOTO
                                 (28 EMPLOYEES)

ROWS LISTED IN THIS ORDER:

Back Row (left to right) (starting with Julie VanDyke)
--------------------------------------------------------------------------------
Julie VanDyke - John Schulte - Mike Sankey - Harold Drenten - Mark Hoffhines - Terri VanEerden - Judy Beak - Kevin Betser - Robert Kaminski - Gordon Oosting - Charles Christmas

Middle Row (left to right) (starting with Melissa Sheffer)
--------------------------------------------------------------------------------
Melissa Sheffer - Mark Augustyn - Latasha Cooperwood - Jeff Peterson - Mildred Johnson - Kelly Hawley - Brenda Ingersoll - Sue Hoffman - Joann Yates - Tracy Skipper - Lisa Bernhardt

Front Row (seated, left to right) (starting with Joy Hulst)
-----------------------------------------------------------------------
Joy Hulst - Carolyn DeNeut - Michael Price - Gerald Johnson, Jr. - Deborah Parrent - Diane Young

                                      LOGO

                        NAME                              NUMBER OF YEARS WORKING WITH FINANCIAL INSTITUTIONS
-----------------------------------------------------------------------------------------------------------------
Julie VanDyke                                         Over 5 years
-----------------------------------------------------------------------------------------------------------------
John Schulte                                          Over 4 years
-----------------------------------------------------------------------------------------------------------------
Mike Sankey                                           Over 26 years
-----------------------------------------------------------------------------------------------------------------
Harold Drenten                                        Over 28 years
-----------------------------------------------------------------------------------------------------------------
Mark Hoffhines                                        Over 17 years
-----------------------------------------------------------------------------------------------------------------
Terri VanEerden                                       Over 6 years
-----------------------------------------------------------------------------------------------------------------
Judy Beak                                             Over 5 years
-----------------------------------------------------------------------------------------------------------------
Kevin Betser                                          Over 6 years
-----------------------------------------------------------------------------------------------------------------
Robert Kaminski                                       Over 13 years
-----------------------------------------------------------------------------------------------------------------
Gordon Oosting                                        Over 16 years
-----------------------------------------------------------------------------------------------------------------
Charles Christmas                                     Over 10 years
-----------------------------------------------------------------------------------------------------------------
Melissa Sheffer                                       Over 6 years
-----------------------------------------------------------------------------------------------------------------
Mark Augustyn                                         Over 7 years
-----------------------------------------------------------------------------------------------------------------
Latasha Cooperwood                                    Over 7 years
-----------------------------------------------------------------------------------------------------------------
Jeff Peterson                                         Over 1 year (recent college graduate)
-----------------------------------------------------------------------------------------------------------------
Mildred Johnson                                       Over 1 year (recent college graduate)
-----------------------------------------------------------------------------------------------------------------
Kelly Hawley                                          Over 5 years
-----------------------------------------------------------------------------------------------------------------
Brenda Ingersoll                                      Over 10 years
-----------------------------------------------------------------------------------------------------------------
Susan Hoffman                                         Over 10 years
-----------------------------------------------------------------------------------------------------------------
Joann Yates                                           Over 4 years
-----------------------------------------------------------------------------------------------------------------
Tracy Skipper                                         Over 5 years
-----------------------------------------------------------------------------------------------------------------
Lisa Bernhardt                                        Over 12 years
-----------------------------------------------------------------------------------------------------------------
Joy Hulst                                             Over 20 years
-----------------------------------------------------------------------------------------------------------------
Carolyn DeNeut                                        Over 9 years
-----------------------------------------------------------------------------------------------------------------
Michael Price                                         Over 17 years
-----------------------------------------------------------------------------------------------------------------
Gerald Johnson, Jr.                                   Over 27 years
-----------------------------------------------------------------------------------------------------------------
Deborah Parrent                                       Over 16 years
-----------------------------------------------------------------------------------------------------------------
Diane Young                                           Over 29 years
-----------------------------------------------------------------------------------------------------------------

================================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Forward-Looking Statements............      2
Prospectus Summary....................      3
Risk Factors..........................      7
Use of Proceeds.......................     10
Dividend Policy.......................     11
Market for Common Stock and Price
  Range...............................     11
Capitalization........................     12
Selected Consolidated Financial
  Data................................     13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     14
Business..............................     18
Management............................     24
Related Party Transactions............     29
Security Ownership....................     30
Supervision and Regulation............     31
Description of Capital Stock..........     34
Shares Eligible for Future Sale.......     38
Underwriting..........................     39
Available Information.................     39
Legal Matters.........................     40
Experts...............................     40
Index to Financial Statements.........    F-1

================================================================================









================================================================================

                               1,000,000 SHARES

                       [MERCANTILE BANK CORPORATION LOGO]

                                 COMMON STOCK

                                  ----------
                                  PROSPECTUS
                                  ----------

                         [RONEY CAPITAL MARKETS LOGO]
                                                , 1998

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The registrant's Articles of Incorporation provide that the registrant shall indemnify its present and past directors, officers, and such other persons as the Board of Directors may authorize, to the full extent permitted by law.

     The registrant's Bylaws contain indemnification provisions concerning third party actions as well as actions in the right of the registrant. The Bylaws provide that the registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the registrant) by reason of the fact that he or she is or was a director or officer of the registrant or is, or while serving as such a director or officer was, serving at the request of the registrant as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees), judgments, penalties, fees and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant or its shareholders, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     With respect to derivative actions, the Bylaws provide that the registrant shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the registrant to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise against expenses (,including attorney's fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such judgment or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant or its shareholders and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been found liable to the registrant unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which such court shall deem proper.

     The registrant's Articles of Incorporation provide that a director of the registrant shall not be personally liable to the registrant or its shareholders for monetary damages for breach of the director's fiduciary duty. However, it does not eliminate or limit the liability of a director for any breach of a duty, act or omission for which the elimination or limitation of liability is not permitted by the MBCA, currently 'including, without limitations the following: (1) breach of the director's duty of loyalty to the registrant or its shareholders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) illegal loans, distributions of dividends or assets, or stock purchases as described in Section 551(l) of MBCA; and (4) transactions from which the director derived an improper personal benefit.

     The Company has purchased directors' and officers' liability insurance for directors and officers of the Company and the Bank.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the Common Stock being registered, other than underwriting discounts and commissions. All amounts shown are estimates, except the SEC registration fee and the NASD filing fee, and assume the sale of 1,000,000 shares in the offering.

SEC registration fee........................................  $  5,663
NASD filing fee.............................................     2,369
Printing and mailing expenses...............................    30,000
Fees and expenses of counsel................................   100,000
Accounting and related expenses.............................    20,000
Blue Sky fees and expenses (including counsel fees).........    35,000
Registrar and Transfer Agent fees...........................     3,500
Miscellaneous...............................................     3,468
                                                              --------
Total.......................................................  $200,000
                                                              ========

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

     During the period from July 1997 through October 1997, the registrant borrowed approximately $278,500 from members of the registrant's initial Board of Directors to pay organizational and related expenses. These loans were repaid in October, 1997 from the net proceeds of the registrant's initial public offering. To the extent that such transactions would be deemed to involve the offer or sale of a security, the registrant would claim an exemption under Rule 504 of Regulation D or Section 4(2) of the Securities Act of 1933 for such transactions. In July, 1997, the registrant sold one share of its Common Stock to Gerald R. Johnson, Jr., the Chairman of the Board and Chief Executive Officer of the registrant, for $10. The registrant claims an exemption for such sale pursuant to Rule 504 of Regulation D or Section 4(2). During the period from July, 1997 through January, 1998, the Company issued options for 90,750 shares of its Common Stock to seven employees of the Company pursuant to the Company's 1997 Employee Stock Option Plan. These options have exercise prices ranging from $10 to $13 per share. Such option grants either do not constitute a sale, or if they do, the registrant claims an exemption for such sales pursuant to Rule 504 of Regulation D or Section 4(2). The Company established a 401(k) plan effective January 1, 1998. One of the investment options under the plan permits investment by employees in stock of the Company through the plan. In such cases, the plan purchases the Common Stock in the open market. The Company is considering registering the Common Stock of the Company purchased under the Plan.

ITEM 27. EXHIBITS.

EXHIBIT
  NO.                         EXHIBIT DESCRIPTION
-------                       -------------------
  1       Form of Underwriting Agreement
  3.1     Articles of Incorporation are incorporated by reference to exhibit 3.1 of the Company's Registration Statement on Form
          SB-2 (Commission File No. 333-33081) that became effective on October 23, 1997
  3.2     Bylaws of the Company are incorporated by reference to
          exhibit 3.2 of the Company's Registration Statement on Form
          SB-2 (Commission File No. 333-33081) which became effective on October 23, 1997
  4.1     Specimen Stock Certificate of the Company is incorporated by reference to exhibit 4.1 of the Company's Registration
          Statement on Form SB-2 (Commission File No. 333-33081) which became effective on October 23, 1997
  5       Opinion of Dickinson Wright PLLC
 10.1     1997 Employee Stock Option Plan is incorporated by reference to exhibit 10.1 of the Company's Registration Statement on
          Form SB-2 (Commission File No. 333-33081) which became
          effective on October 23, 1997 (Management contract or
          compensatory plan)
 10.2     Lease Agreement between the Company and Division Avenue
          Partners, L.L.C. dated August 16, 1997, is incorporated by reference to exhibit 10.2 of the Company's Registration
          Statement on Form SB-2 (Commission File No. 333-33081) which became effective October 23, 1997
 21       Subsidiaries of the registrant is incorporated by reference to exhibit 21 of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 (Commission File
          No. 333-33081)
 23.1     Consent of Independent Auditors
 23.2     Consent of Counsel is included in Exhibit 5 to this
          Registration Statement

ITEM 28. UNDERTAKINGS.

     The undersigned registrant hereby undertakes as follows:

     (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities arising under the Securities Act (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (2) The registrant will:

          (i) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the SEC declared it effective; and

          (ii) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Grand Rapids, State of Michigan, on June 9, 1998.
                                          MERCANTILE BANK CORPORATION

                                          By: /s/ GERALD R. JOHNSON, JR.
                                            ------------------------------------
                                            Gerald R. Johnson, Jr., Chairman
                                            of the Board and Chief Executive
                                            Officer

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities indicated on June 9, 1998.

                     SIGNATURES                                                  TITLE
                     ----------                                                  -----

/s/ BETTY S. BURTON                                      Director
-----------------------------------------------------
Betty S. Burton

/s/ PETER A. CORDES                                      Director
-----------------------------------------------------
Peter A. Cordes

/s/ C. JOHN GILL                                         Director
-----------------------------------------------------
C. John Gill

/s/ DAVID M. HECHT                                       Director
-----------------------------------------------------
David M. Hecht

/s/ GERALD R. JOHNSON, JR.                               Chairman of the Board, Chief Executive Officer, and
-----------------------------------------------------    Director (principal executive officer, principal
Gerald R. Johnson, Jr.                                   financial officer and principal accounting officer)

/s/ SUSAN K. JONES                                       Director
-----------------------------------------------------
Susan K. Jones

/s/ LAWRENCE W. LARSEN                                   Director
-----------------------------------------------------
Lawrence W. Larsen

/s/ CALVIN D. MURDOCK                                    Director
-----------------------------------------------------
Calvin D. Murdock

/s/ MICHAEL H. PRICE                                     President, Chief Operating Officer and Director
-----------------------------------------------------
Michael H. Price

/s/ DALE J. VISSER                                       Director
-----------------------------------------------------
Dale J. Visser

/s/ DONALD WILLIAMS, SR.                                 Director
-----------------------------------------------------
Donald Williams, Sr.

/s/ ROBERT M. WYNALDA                                    Director
-----------------------------------------------------
Robert M. Wynalda

/s/ CHARLES E. CHRISTMAS                                 Vice President of Finance and Treasurer
-----------------------------------------------------    (Principal Financial and Accounting Officer)
Charles E. Christmas

                                 EXHIBIT INDEX

                                                                          SEQUENTIALLY
EXHIBIT                                                                     NUMBERED
  NO.                         EXHIBIT DESCRIPTION                             PAGE
-------                       -------------------                         ------------

  1       Form of Underwriting Agreement
  3.1     Articles of Incorporation are incorporated by reference to exhibit 3.1 of the Company's Registration Statement on Form
          SB-2 (Commission File No. 333-33081) that became effective on October 23, 1997
  3.2     Bylaws of the Company are incorporated by reference to
          exhibit 3.2 of the Company's Registration Statement on Form
          SB-2 (Commission File No. 333-33081) which became effective on October 23, 1997
  4.1     Specimen Stock Certificate of the Company is incorporated by reference to exhibit 4.1 of the Company's Registration
          Statement on Form SB-2 (Commission File No. 333-33081) which became effective on October 23, 1997
  5       Opinion of Dickinson Wright PLLC
 10.1     1997 Employee Stock Option Plan is incorporated by reference to exhibit 10.1 of the Company's Registration Statement on
          Form SB-2 (Commission File No. 333-33081) which became
          effective on October 23, 1997 (Management contract or
          compensatory plan)
 10.2     Lease Agreement between the Company and Division Avenue
          Partners, L.L.C. dated August 16, 1997, is incorporated by reference to exhibit 10.2 of the Company's Registration
          Statement on Form SB-2 (Commission File No. 333-33081) which became effective October 23, 1997
 21       Subsidiaries of the registrant is incorporated by reference to exhibit 21 of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 (Commission File
          No. 333-33081)
 23.1     Consent of Independent Auditors
 23.2     Consent of Counsel is included in Exhibit 5 to this
          Registration Statement